Exhibit 10B

11.   Independent Expert’s Report

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[LETTERHEAD OF GRANT SAMUEL & ASSOCIATES APPEARS HERE]

28 October 2002

The Directors
WMC Limited
Level 16 IBM Centre
60 City Road
Southbank VIC 3006

Dear Sirs

Proposed Demerger

1       Introduction

WMC Limited (“WMC”) is a diversified Australian resources company. Its major assets are:

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a 40% interest in Alcoa World Alumina and Chemicals (“AWAC”), which consists of a number of bauxite mining, alumina refining and aluminium smelting assets, both in Australia and elsewhere, jointly owned by WMC and Alcoa Inc (“Alcoa”);

•	the Olympic Dam copper/uranium mine and processing plant in South Australia;

•	a large integrated nickel mining, smelting and refining business in Western Australia (“Nickel Business Unit”); and

•	the Queensland Fertilizer Operation (“QFO”), which consists of an integrated phosphate mine and ammonium phosphate fertilizer production facility.

On 21 November 2001, WMC announced a proposal to separate its interest in AWAC from its other mineral businesses (“Demerger”). Following the passage of Australian legislation that facilitates corporate demergers, WMC announced in late October 2002 that the Demerger would be submitted for shareholder approval.

The Demerger will result in the transfer of all WMC’s non-AWAC assets to a new listed company, WMC Resources Ltd (“WMC Resources”). WMC will be renamed Alumina Limited (“Alumina Ltd”) and will continue to hold WMC’s interest in AWAC. WMC Resources will hold Olympic Dam, the Nickel Business Unit and the QFO, together with all WMC’s other non-AWAC associated assets. Alumina Ltd will hold $600 million of WMC’s debt. WMC Resources will assume the balance of WMC’s debt along with all of its hedging commitments. Both Alumina Ltd and WMC Resources will be listed on the Australian Stock Exchange (“ASX”).

The result of the Demerger is that WMC shareholders will receive one share in WMC Resources for each share held in WMC (to be renamed Alumina Ltd). Shareholders will have the same economic interest in WMC’s assets after the Demerger as they did prior to the Demerger, but held through shares in two separately listed companies that can be retained or dealt with separately as shareholders deem appropriate.

The Demerger will be effected through a scheme of arrangement and associated capital reduction and dividend. The Demerger requires the approval of WMC fully paid shareholders in relation to the scheme of arrangement and the capital reduction.

The directors of WMC have requested that Grant Samuel prepare an independent expert’s report stating whether the Demerger is in the best interests of WMC shareholders and the reasons for that opinion. The report will form part of the Scheme Booklet to be sent by WMC to its shareholders. Grant Samuel is independent of WMC and has no other involvement with, or interest in, the Demerger.

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2      Summary of Opinion

The Demerger will have no direct impact on the asset portfolio in which WMC shareholders have an economic interest. WMC shareholders will continue (at least initially) to hold interests in the same set of assets, although through different corporate structures. Accordingly, evaluation of the Demerger requires an assessment of whether a change in the asset ownership structure is, of itself, likely to:

■	promote more efficient utilisation of the assets;

■	enhance share market perceptions of the value of the assets, as reflected in share prices; or

■	increase the price that could be realised for the assets in the context of a takeover or similar transaction.

The Demerger will result in the creation of two more focussed companies, with expected benefits in terms of investor flexibility, transparency and the alignment of management incentives with corporate performance. These factors suggest that the Demerger should result in more efficient utilisation of the assets of WMC Resources and should increase investor interest in both Alumina Ltd and WMC Resources. On the other hand, the Demerger will result in some inefficiencies, including the duplication of some corporate costs, a sub-optimal capital structure for Alumina Ltd (at least initially), higher gearing in WMC Resources and, potentially, an increase in the cost of capital for Alumina Ltd and WMC Resources by comparison with the cost of capital of WMC in its current form. Assessment of the net effect of all these advantages and disadvantages is essentially judgemental. Some of the expected benefits should be achievable, at least in part, within WMC in its current form.

WMC’s current structure severely limits the number of parties that could realistically be considered potential acquirers of WMC. In Grant Samuel’s view, the Demerger will significantly increase the competitive tension between potential buyers of WMC (or its assets), and materially enhance the prospect that any change of control (by way of takeover or otherwise) will occur at prices reflecting full underlying value. In recent years there has been a substantial degree of rationalisation in the resources sector. WMC’s assets are likely to be highly attractive to a number of the major resources companies. In this context, the Demerger’s promotion of a more competitive market for control of WMC represents a compelling advantage. Moreover, market expectations of corporate activity are likely to provide material support for the share prices of Alumina Ltd and WMC Resources.

In Grant Samuel’s view shareholders are likely to be better off if the Demerger proceeds than if it does not. The Demerger will help to ensure that competition for ownership of WMC’s assets is maximised. As demonstrated in recent takeovers of large Australian resources companies, competitive bidding processes can deliver substantially enhanced value to shareholders. By comparison, other advantages and disadvantages of the Demerger are unlikely to be material. Accordingly, Grant Samuel has concluded that the Demerger is in shareholders’ best interests.

3       Key Conclusions

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The Demerger will have no direct impact on the asset portfolio in which WMC shareholders have an economic interest. WMC shareholders will continue (at least initially) to hold interests in the same set of assets, although through different corporate structures.

Immediately following the Demerger, WMC shareholders will hold interests in the same set of assets to which they currently have economic exposure through WMC. WMC shareholders’ current interest in WMC’s 40% of AWAC will continue to be held through WMC, which will be renamed Alumina Ltd. WMC shareholders’ current interests in Olympic Dam, the Nickel Business Unit and the QFO will be held through WMC Resources. Essentially, the Demerger is no more than a restructuring of the basis on which WMC shareholders hold their interest in WMC’s asset base.

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Accordingly, evaluation of the Demerger requires an assessment of whether the Demerger, merely by changing the ownership structure for WMC’s assets, is likely to allow WMC shareholders to realise greater value for their investment. This could be achieved if the Demerger has the effect of:

■	improving the utilisation of WMC’s asset base;

■	increasing investor interest in WMC’s assets or the demerged companies, which would be reflected in higher share prices; or

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ensuring that any change of control of WMC’s assets (by way of takeover or otherwise) occurs at the highest possible price, by removing impediments for potential acquirers and promoting a competitive market for control of the WMC assets.

The potential benefits of the Demerger need to be weighed against the disadvantages and costs of the Demerger, both for WMC and for its shareholders.

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The Demerger will result in the creation of two more focussed companies, with expected benefits in terms of investment flexibility, transparency and the alignment of management incentives with corporate performance.

The Demerger will result in the creation of two more focussed companies. Alumina Ltd will hold an investment in a pure alumina/aluminium company. WMC Resources will own and operate three substantial resources assets. Currently, WMC investors seeking exposure to the AWAC assets are obliged to also hold an exposure to WMC’s other assets. Conversely, investors whose principal interest is in WMC’s Olympic Dam or Nickel Business Unit are obliged to hold an exposure to the AWAC interest. The separation will allow potential investors to make their own choices as to their investment exposures to the two sets of assets. Investors will be able to make their own diversification choices, rather than have the diversification implied by the WMC asset portfolio imposed upon them. Moreover, it is arguable that, historically at least, the AWAC asset portfolio was not fully understood by investors in WMC. The transfer of the non-alumina assets out of Alumina Ltd will focus investor attention on the AWAC assets and facilitate comparisons between Alumina Ltd, Alcoa and other alumina/aluminium companies.

It is reasonable to expect that, at least at the margin, the greater investment flexibility and transparency promoted by the Demerger should result in increased investor interest in the demerged companies, with consequent benefits in terms of higher share prices. The promotion of direct comparisons between Alumina Ltd, Alcoa and other alumina/aluminium companies should help to ensure that the value of the AWAC interest is fully recognised in the Alumina Ltd share price.

The Demerger will also assist in aligning management incentives with corporate performance. Currently, WMC’s overall performance is substantially affected by the performance of AWAC, over which Alcoa has general operational management. Management of WMC Resources will be clearly accountable for the performance of that company, and can be incentivised accordingly. The Demerger is likely to impose increased financial and operational disciplines on the new management of WMC Resources, which will not be able to rely on the relatively stable cash flows of AWAC to fund future growth opportunities.

However, the extent of some of these benefits is unclear. While specialisation and the creation of investment “pure plays” should be attractive to investors in theory, the resources sector has seen the growth of large resources companies with exposure to a wide range of commodities. Rio Tinto and BHP Billiton are successful diversified resources companies with significant exposure to alumina/aluminium and a range of other assets. It appears that, for many investors, the diversification and share liquidity provided by investing in these large, diversified resources businesses are attractive investment characteristics.

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It may be the case that the AWAC asset portfolio was not fully appreciated by WMC investors in the past. However, market focus on the discussions in 2001 between WMC and Alcoa, and the extensive information that WMC has subsequently released in relation to AWAC, should reduce the significance of this issue in the future. Moreover, there are various ways in which management could be incentivised to maximise the performance of WMC’s non-alumina assets, without separating the assets through the Demerger. On one view, the Demerger will essentially be a catalyst for the achievement of various benefits that, at least in part, should be achievable within WMC in its current form. Accordingly, while it is credible that the Demerger should encourage investor interest and promote better utilisation of the non-AWAC assets, in Grant Samuel’s view it is difficult to be confident that the benefit directly attributable to the Demerger will be material.

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On the other hand, the Demerger will result in some inefficiencies, including the duplication of corporate costs, a sub-optimal capital structure for Alumina Ltd (at least initially), increased gearing in WMC Resources and, potentially, an increase in the overall cost of capital for the two new companies.

The Demerger will not be without disadvantages. It will result in a duplication of the costs associated with running a listed company and, potentially, some management costs. There will be some costs associated with implementation of the Demerger. However, these additional costs will not be material in the context of the asset bases, earnings and market values of Alumina Ltd and WMC Resources.

Alumina Ltd will hold $600 million of WMC’s debt. WMC Resources will assume the balance of WMC’s debt together with all of its hedging obligations. Alumina Ltd is not expected to be able to utilise the tax benefits arising from its gearing given the majority of its earnings are expected to be franked or tax exempt dividends from AWAC. While this is not ideal, Alumina Ltd expects to investigate ways to refinance its debt in a more cost efficient manner following the Demerger. Furthermore, the unutilised tax benefits are unlikely to be material in the context of the earnings and market value of Alumina Ltd.

WMC Resources’ gearing will be higher than the current gearing of WMC (at least in the short term) but not inappropriate. It is expected that WMC Resources will be rated BBB (long term), an investment grade rating, by Standard & Poor’s. WMC Resources is not expected to require any significant additional funding in the short term. Major investments at Olympic Dam and the Queensland Fertilizer Operation have been largely completed, and (depending upon commodity prices) WMC Resources should generate substantial free cash flows from operations. For example, at average 2002 commodity prices WMC Resources expects to generate net cash flows before debt repayment and dividends of more than $130 million for the year ending 31 December 2003 even though Olympic Dam is operating below capacity. In any event, if there were some urgent and significant capital requirement, WMC Resources would always have the option of raising additional equity.

While Alumina Ltd and WMC Resources will both be large resources companies by Australian standards, they will be considerably smaller than the current WMC. It is possible that the reduction in market capitalisation and potential reduction in share liquidity of the demerged companies will reduce their attractiveness to some investors, with a consequent increase in their cost of equity. WMC currently has an A/A-1 rating from Standard & Poor’s. It is expected that WMC Resources will be rated BBB. Alumina Ltd has not obtained a rating at this stage but is considered unlikely to hold WMC’s current rating. This rating decline will increase WMC Resources’ and Alumina Ltd’s cost of debt, albeit modestly based on current conditions in debt markets. Accordingly, it is arguable that the Demerger may result in the two demerged companies facing higher costs of capital than WMC in its current form. However, in Grant Samuel’s view any negative impact on the share prices of the demerged companies is unlikely to be material. In the short term, at least, perceptions of the possibility of corporate activity involving the demerged companies are likely to have a far more significant impact on the share prices of the demerged companies.

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WMC’s current structure severely limits the number of parties that could realistically be considered potential acquirers of WMC. In Grant Samuel’s view, the Demerger will significantly increase the competitive tension between potential buyers of WMC or its assets, and materially enhances the prospect that any change of control of the demerged companies will occur at prices reflecting full underlying value.

In recent years there has been a significant degree of rationalisation of the international resources sector. This has resulted in the development of a small number of large multinational resources companies, including Rio Tinto, BHP Billiton and Anglo American. The process has seen keen competition for high quality resources assets.

WMC’s assets are likely to be very attractive to a range of potential acquirers. WMC’s interest in AWAC is a unique expansion opportunity for Alcoa, which is prevented by competition regulation from making any other major acquisition in the upstream aluminium industry, and may also be attractive to parties seeking to enter the aluminium industry. Olympic Dam and the Nickel Business Unit are world class assets, with competitive production costs, long lives and attractive risk characteristics given their Australian location. Alcoa’s approach to WMC in October 2001 with a proposal to acquire all the shares in WMC, and WMC’s discussions with a number of other major resources companies, are clear evidence of the attractiveness of WMC’s asset portfolio.

However, WMC’s current structure, together with the legal agreements underpinning AWAC, severely limit the number of parties that could realistically be considered potential acquirers of WMC. WMC’s size is such that only a limited number of resources sector participants could fund an acquisition of 100% of the company. Of these, a number with existing aluminium/alumina operations are likely to be disinclined to bid for WMC, because of concerns about anti-competition regulation and the potential impact of the AWAC agreements. Those agreements could be construed to require any acquirer of WMC to contribute its aluminium/alumina assets to AWAC or divest them. Competition regulations are likely to restrict any major acquisition by AWAC and accordingly these potential acquirors would risk having to divest their alumina assets. While there is no legal impediment to Alcoa bidding for WMC, Alcoa presumably has little interest in the non-alumina assets. It may be reluctant to take the risk of paying full underlying value and then on-selling the non-alumina assets. In any event, in the absence of competition or the threat of competition, there is no reason for Alcoa to pay full underlying value for WMC.

The Demerger should ensure that the market for control of WMC (or its assets) is significantly more competitive. While Alcoa will remain the most obvious acquirer of Alumina Ltd, it is possible that a potential new entrant to the aluminium industry could consider bidding for the company. In any event, Alcoa’s perception of the value of Alumina Ltd will not be affected by issues associated with acquiring a suite of significant non-alumina assets. WMC Resources, and particularly Olympic Dam and the Nickel Business Unit, should be highly attractive to a number of potential acquirers.

The on-going rationalisation process in the resources sector, the high quality nature of WMC’s assets and the approaches already made to WMC all suggest that there would be a high likelihood of corporate activity involving the demerged Alumina Ltd and WMC Resources. The Demerger should engender competitive tension between potential acquirers and maximise the price realised for the companies. Recent transactions characterised by competitive bidding processes (such as the takeovers of Normandy Mining Limited, North Limited and Ashton Mining Limited) have shown that competition can deliver significantly enhanced value for shareholders. Conversely, in the absence of the Demerger, it appears far less likely that any change of control of WMC would occur in a competitive environment. There would be a real risk that control of WMC could pass at less than full underlying value.

In Grant Samuel’s view the Demerger’s promotion of competition in the market for control of WMC is a compelling benefit. It offers shareholders a real prospect that, through corporate activity in the short to medium term, they will realise significantly greater value than may otherwise have been available. In the interim, market expectations of corporate activity are likely to provide material support for the share prices of Alumina Ltd and WMC Resources.

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■	It is expected that the Demerger will have no adverse tax consequences for either WMC or the vast majority of its shareholders.

WMC expects to receive private tax rulings from the Australian Taxation Office (“ATO”) confirming that, pursuant to recently passed Australian tax legislation, the Demerger will have no adverse tax consequences for WMC. The corporate restructuring required to separate WMC’s AWAC interest from the non-alumina assets will have no capital gains tax implications. Undistributed franking credits currently held in WMC will be available for distribution by Alumina Ltd. WMC Resources should have the benefit of the tax losses currently available to WMC.

Australian resident shareholders who hold WMC shares on capital account should not experience any adverse tax consequences. If an Australian resident shareholder elects to obtain demerger relief under the recently passed Australian tax legislation, then any capital gain or taxable dividend that may otherwise have arisen will be disregarded. Shareholders’ current cost base for their WMC shareholdings will be apportioned between their Alumina Ltd and WMC Resources shares based on market values. Shareholders who hold pre-CGT shares will continue to enjoy that pre-CGT status: the Alumina Ltd and WMC Resources shares that they will hold immediately after the Demerger will be treated as pre-CGT shares. Australian resident shareholders holding shares on revenue account are unlikely to face any adverse tax consequences.

WMC has received advice that, for certain United States resident beneficial shareholders in WMC, it is more likely than not that the Demerger will qualify as a tax free spin off for US Federal income tax purposes. Accordingly, those United States resident shareholders are unlikely to experience adverse tax consequences as a result of the Demerger.

The tax consequences for other shareholders will vary depending upon their domicile and tax status. Pension funds in some countries are entitled to tax exemptions and accordingly are unlikely to face any adverse tax consequences. However, for some shareholders (for instance certain United Kingdom resident taxpayers or ineligible overseas shareholders) the distribution or cashing out of WMC Resources shares under the Demerger is likely to give rise to a tax liability. Australian and US resident shareholders and tax exempt pension funds are estimated by WMC to account for approximately 85% of the total WMC shares on issue (based on the geographic breakdown of its share register and industry and national statistical information). Accordingly, it appears that the Demerger will have no adverse tax consequences for the vast majority of shareholders.

Neither this letter nor the accompanying detailed report constitutes taxation advice and shareholders should not rely upon this letter or the attached detailed report when assessing the tax consequences of the Demerger. The impact of the Demerger on the tax position of WMC shareholders depends on the individual circumstances of each shareholder. Shareholders should read Section 9 of the Scheme Booklet, which summarises the taxation implications of the Demerger for WMC shareholders resident in Australia, the United States, the United Kingdom and New Zealand and Section 13 which contains an opinion on the United States Federal tax consequences for certain United States resident shareholders. Shareholders should consult their own professional adviser if in any doubt as to the taxation consequence of the Demerger.

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Grant Samuel has concluded that, on balance, shareholders are likely to be better off if the Demerger proceeds than if it does not. Accordingly, in Grant Samuel’s view the Demerger is in the best interests of WMC shareholders.

An overall assessment of the Demerger requires a balancing of the benefits and disadvantages of the transaction. In Grant Samuel’s view the Demerger’s promotion of a more competitive market for control of WMC and its assets is a compelling benefit. By comparison, other advantages and disadvantages are unlikely to be significant. Shareholders are likely to be better off if the Demerger proceeds than if it does not. Accordingly, Grant Samuel has concluded that the Demerger is in the best interests of shareholders.

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■	The Demerger does not materially prejudice the interests of creditors of WMC Resources or Alumina Ltd.

The majority of WMC’s creditors will become creditors of WMC Resources. In effect these creditors will lose the credit support of WMC’s 40% interest in AWAC. WMC Resources will be a substantial company with shareholders’ funds of approximately $3.5 billion (based on WMC’s proforma net assets at 30 June 2002) and expected profit after tax of $261 million for the year ending 31 December 2003. Its gearing will be at levels broadly consistent with other listed resources companies. Furthermore, the short term creditors of WMC will be largely repaid in the next 1-2 months and will have the opportunity to reassess for themselves whether or not they wish to grant continued credit to WMC Resources.

A smaller number of creditors will be exposed to Alumina Ltd. Alumina Ltd will be a substantial company with an expected profit after tax of $331 million for the year ending 31 December 2003 and shareholders’ funds of approximately $1.1 billion (based on WMC’s proforma net assets at 30 June 2002). Its gearing will be more conservative than other listed alumina/aluminium companies. Alumina Ltd will have newly established debt facilities from financiers who have made their own judgements as to the financial risk of Alumina Ltd in the full knowledge of its position.

In Grant Samuel’s opinion, the WMC creditors who will become exposed to WMC Resources and Alumina Ltd are not materially prejudiced by the Demerger. Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by WMC, Alumina Ltd or WMC Resources to their creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial positions of Alumina Ltd and WMC Resources.

4       Other Matters

If the Demerger proceeds, the future share price of the demerged companies will be subject to a variety of influences, including (but not restricted to) commodity prices, exchange rates, interest rates, and the performance of individual businesses and operations owned by Alumina Ltd and WMC Resources. The price of shares in Alumina Ltd and WMC Resources could fall as well as rise. Grant Samuel does not warrant or guarantee the share price performance of any of WMC, Alumina Ltd or WMC Resources.

Voting for or against the Demerger is a matter for individual shareholders, based on their own views as to value and future market conditions, risk profile, liquidity preference, portfolio strategy and tax position. Shareholders who are in doubt as to the action that they should take in relation to the Demerger should consult their own professional adviser. Any decision to continue to hold shares in the demerged companies is a separate investment decision. Grant Samuel does not give any advice or offer any opinion in this regard. Shareholders who are in any doubt as to their actions in this regard should consult their own professional adviser.

This letter is a summary of Grant Samuel’s opinion. The full report from which this summary has been extracted is attached and should be read in conjunction with this summary.

The opinion is made as at the date of this letter and reflects circumstances and conditions as at that date.

Yours faithfully
GRANT SAMUEL & ASSOCIATES PTY LIMITED

/s/ Grant Samuel & Associates

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Table Of Contents

1	Details of the Proposal	1

2	Scope of the Report	4
2.1 Purpose of the Report		4
2.2 Basis of Evaluation		4
2.3 Sources of Information		5
2.4 Limitations and Reliance on Information		6

3	Profile of WMC	8
3.1 Overview		8
3.2 Financial Performance and Position		9
3.3 Capital Structure and Share Price Performance		13

4	Profile of Alumina Ltd	16
4.1 Overview		16
4.2 Description of AWAC Operations		17
4.3 Management of AWAC		25
4.4 Earnings		26
4.5 Financial Position		27
4.6 Taxation		28

5	Profile of WMC Resources	29
5.1 Overview		29
5.2 Olympic Dam		29
5.3 Nickel Business Unit		34
5.4 Fertilizer Business		40
5.5 Other Assets		45
5.6 Earnings		46
5.7 Financial Position		49
5.8 Taxation		49

6	Evaluation of the Demerger	50
6.1 Summary		50
6.2 Background		51
6.3 Impact on the Underlying Business		53
6.4 Impact on Capital Structure		56
6.5 Equity Market Issues		59
6.6 Impact on Corporate Control		62
6.7 Taxation Issues		64
6.8 Other Issues		67
6.9 Alternatives Considered		68

7	Impact on Creditors	69

8	Qualifications, Declarations and Consents	71
8.1 Qualifications		71
8.2 Declarations		71
8.3 Independence		71
8.4 Declarations		72
8.5 Consents		72
8.6 Other		72

REPORTS AND OPINIONS

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1	Details of the Proposal

On 21 November 2001, WMC Limited (“WMC’) announced a proposal to separate its interest in Alcoa World Alumina and Chemicals (“AWAC”) from its other mineral businesses (“Demerger”). Following the passage of Australian legislation that facilitates corporate demergers, WMC announced in late October 2002 that the Demerger would be submitted for shareholder approval.

The Demerger will result in the transfer of all WMC’s non-AWAC assets to a new listed company, WMC Resources Ltd (“WMC Resources”). WMC will be renamed Alumina Limited (“Alumina Ltd”) and will continue to hold WMC’s interest in AWAC. WMC Resources will hold Olympic Dam, the Nickel Business Unit and the QFO, together with all WMC’s other non-AWAC associated assets. Alumina Ltd will hold $600 million of WMC’s debt. WMC Resources will assume the balance of WMC’s debt together with all of WMC’s hedging commitments. Both Alumina Ltd and WMC Resources will be listed on the Australian Stock Exchange (“ASX”).

The Demerger will be effected through a scheme of arrangement and associated capital reduction and dividend. The result of the Demerger is that WMC shareholders will receive one share in WMC Resources for each share held in WMC (to be renamed Alumina Ltd). Shareholders will have the same economic interest in WMC’s assets after the Demerger as they did prior to the Demerger, but held through shares in two separately listed companies that can be retained or dealt with separately as shareholders deem appropriate.

The key steps involved in implementing the Demerger are as follows:

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a number of internal transfers will occur resulting in the transfer of all the non-AWAC assets of WMC to WMC Resources. WMC Resources will assume the debt and hedging obligations of WMC other than A$600 million of debt which will continue to be held by Alumina Ltd;

■	a notional cash dividend of $0.73 per WMC share will be declared. This dividend will not be paid directly to shareholders but will be applied on their behalf as outlined below;

■	WMC’s capital will be reduced by an amount of $2.78 per WMC share. The capital reduction will not be paid directly to shareholders but will be applied on their behalf as outlined below;

■	the dividend and the capital reduction will be applied automatically on behalf of shareholders to acquire one WMC Resources share for every WMC share held; and

■	WMC will be renamed “Alumina Ltd”.

For regulatory reasons, certain shareholders in some jurisdictions outside Australia will not be transferred shares in WMC Resources. Instead, these shareholders will be “cashed out”: the shares in WMC Resources to which they would otherwise have been entitled will be sold on market following the Demerger and the net proceeds remitted to them. However, these shareholders will continue to have an interest in Alumina Ltd through their renamed WMC shares.

The Demerger is not expected to give rise to any adverse capital gains tax (“CGT”) consequences for Australian resident shareholders. The capital gains tax consequences of the Demerger are prescribed by recently passed legislation, A New Business Tax System (Consolidation, Value Shifting, Demergers and other Measures) Act 2002 (Cth). In addition, WMC expects to obtain a Class Ruling from the Australian Taxation Office that provides certainty as to the taxation treatment of certain Australian resident WMC shareholders arising from the Demerger.

WMC has received taxation advice that, for certain United States resident beneficial shareholders in WMC, it is more likely than not that the Demerger will qualify as a tax free spin off for US Federal income tax purposes. Accordingly, those US resident shareholders are more likely than not to experience no material adverse tax consequences as a result of the Demerger. The tax consequences for shareholders not resident in Australia or the US will vary depending upon their domicile and tax status.

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The Demerger requires the approval of WMC fully paid shareholders in relation to:

■	the scheme of arrangement; and

■	the reduction of capital.

In addition to the scheme of arrangement between WMC and the fully paid shareholders of WMC, a scheme of arrangement will be proposed between WMC and the WMC option holders. The intent of the option holders’ scheme is to preserve, to the extent possible, the existing position of option holders. Under the option holders’ scheme, the terms of the WMC options will be amended and new options over WMC Resources shares will be granted. The amendment to the terms of the WMC options will ensure they are exercisable for a similar period after the Demerger and reduce the exercise price by the proportion that the market price of WMC Resources shares bears to the sum of the market prices of Alumina Ltd and WMC Resources shares over the first five days on which those shares are traded on the ASX. Option holders will also be issued one option to subscribe for a WMC Resources share for every WMC option held at an exercise price equal to the reduction in exercise price made in respect of that WMC option. To the extent practicable all other terms and conditions of the WMC Resources options will reflect those of the existing WMC options and the plans that govern them.

The option holders’ scheme will occur concurrently with the shareholders’ scheme. Implementation of the Demerger is not conditional upon approval of the option holders’ scheme, although the option holders’ scheme is conditional on the Demerger. If the option holders’ scheme is not approved, the Demerger will still proceed (subject to all other approvals being obtained) and the WMC options on issue will remain exercisable. However, in most cases the options will only be exercisable for 30 days after implementation of the Demerger, and at an exercise price adjusted only for the capital reduction amount and not the notional cash dividend.

The impact of the Demerger on WMC’s Group corporate structure is illustrated below:

[CHART HERE]

REPORTS AND OPINIONS

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Following an internal restructure, the WMC Group will be demerged to form WMC Resources and Alumina Ltd:

[CHART HERE]

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2	Scope of the Report

2.1	Purpose of the Report

The Demerger is subject to the Corporations Act and the ASX Listing Rules. In particular, certain aspects of the Demerger are subject to approval in general meeting by WMC shareholders pursuant to:

■ Section 411 of the Corporations Act (“Section 411”); and

■ Sections 256B and 256C of the Corporations Act (“Sections 256B and 256C”).

Section 411 and Sections 256B and 256C govern schemes of arrangement and reductions of share capital respectively. They require the prior approval of shareholders before a scheme of arrangement or capital reduction can be effected. Sections 256B and 256C do not require an independent expert’s report to be prepared. Part 3 of Schedule 8 to the Corporations Regulations prescribes the information to be sent to shareholders in relation to schemes of arrangement pursuant to Section 411. The information provided to shareholders under Part 3 of Schedule 8 must include an independent expert’s report when a party to the scheme of arrangement has a prescribed shareholding or where any of its directors are also directors of the scheme company. The independent expert’s report must state whether the scheme of arrangement is in the best interests of shareholders and state reasons for that opinion.

The Directors of WMC have engaged Grant Samuel & Associates Pty Limited (“Grant Samuel”) to prepare an independent expert’s report stating whether, in its opinion, the Demerger is in the best interests of WMC shareholders. The Directors of WMC have requested that the report be prepared as required under Part 3 of Schedule 8. Grant Samuel has also been requested to give its opinion as to whether the Demerger is materially prejudicial to creditors.

This report has been prepared by Grant Samuel for the benefit of WMC shareholders and option holders (and no other party) to assist them in considering the resolutions to approve the transaction. It will accompany the Notices of Meetings and Scheme Booklet to be sent to shareholders and option holders. The sole purpose of the report is as an expression of Grant Samuel’s opinion as to whether the Demerger is in the best interests of WMC shareholders and as to whether the Demerger is materially prejudicial to creditors.

Grant Samuel’s opinion should not be construed as a recommendation as to whether or not to vote in favour of the resolutions. Approval or rejection of the Demerger is a matter for individual shareholders based on their own circumstances including risk profile, liquidity preference, investment strategy, portfolio structure and tax position. Shareholders who are in doubt as to the action they should take in relation to the Demerger should consult their own professional adviser.

2.2	Basis of Evaluation

There is no legal definition of the expression “in the best interests”. The Australian Securities Commission (now the Australian Securities and Investments Commission) issued Policy Statement 75 which established certain guidelines in respect of independent expert reports prepared for the purposes of Section 411, 648 and 703 of the Corporations Law (now Corporations Act). Policy Statement 75 is primarily directed towards reports prepared for the purpose of Section 648 and comments on the meaning of “fair and reasonable” in the context of a takeover offer. The statement gives limited guidance as to the regulatory interpretation or meaning of “in the best interests” other than to imply that it is similar to “fair and reasonable”.

Schemes of arrangement pursuant to Section 411 can encompass a wide range of transactions. Accordingly, “in the best interests” must be capable of a broad interpretation to meet the particular circumstances of each transaction. This involves a judgement on the part of the expert as to the overall commercial effect of the transaction, the circumstances that have led to the proposal and the alternatives available. The expert must weigh up the advantages and disadvantages of the proposal

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and form an overall view as to whether the shareholders are likely to be better off if the proposal is implemented than if it is not.

In Grant Samuel’s opinion, the most appropriate basis on which to evaluate the Demerger is to assess its overall impact on the shareholders of WMC and to form a judgement as to whether the expected benefits to the shareholders outweigh any disadvantages and risks that might result.

In determining whether the Demerger is in the best interests of WMC shareholders, Grant Samuel has considered a range of factors including:

■	the impact on business operations if the Demerger proceeds;

■	the effect on earnings and dividends attributable to existing shareholders;

■	the financial position of Alumina Ltd and WMC Resources;

■	the impact on the markets for Alumina Ltd and WMC Resources shares;

■	the effect on competition for WMC’s assets in the event of a takeover; and

■	the costs, disadvantages and risks of the Demerger.

2.3	Sources of Information

The following information was utilised and relied upon, without independent verification, in preparing this report:

■	the Scheme Booklet which this report accompanies;

■	annual reports of WMC for the five years ended 31 December 2001;

■	half year and quarterly reports for the two years ended 30 September 2002;

■	industry data and reports;

■	recent press articles on WMC and relevant industries;

■	recent brokers’ reports on WMC, relevant industries, and listed companies in Australia and overseas that are comparable to Alumina Ltd and WMC Resources;

■
other information on relevant industries and listed companies comparable to Alumina Ltd and WMC Resources including annual reports, interim financial results, public announcements, regulatory filings, press reports and sharemarket data;

■	board papers and other internal briefing papers related to the Demerger;

■	five year financial forecasts for each of WMC Resources and Alumina Ltd; and

■	other confidential correspondence, taxation advice, legal advice and working papers.

Grant Samuel has also held discussions with, and obtained information from, senior management of WMC and certain of their financial and taxation advisers.

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2.4	Limitations and Reliance on Information

Grant Samuel’s opinion is based on economic, sharemarket, business trading, financial and other conditions and expectations prevailing at the date of this report. These conditions can change significantly over relatively short periods of time. If they did change materially subsequent to the date of this report, the opinion could be different in these changed circumstances. However, Grant Samuel has no obligation or undertaking to advise any person of any change in circumstances which comes to its attention after the date of this report or to review, revise or update its report or opinion.

This report is also based on financial and other information provided by WMC. Grant Samuel has considered and relied upon this information and its completeness, accuracy and fair presentation. WMC has represented in writing to Grant Samuel that, to its knowledge, the information provided was complete, accurate and not misleading in any material respect. The information provided to Grant Samuel has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the Demerger is in the best interests of WMC shareholders. However, in preparing reports such as this, time is limited and Grant Samuel does not warrant that its enquiries have identified or verified all of the matters that an audit, extensive examination or “due diligence” investigation might disclose. Except as expressly set out in this report, Grant Samuel has not attempted to independently verify the completeness, accuracy or fair presentation of any of the information provided by WMC. In any event, an opinion as to whether a transaction is in the best interests of shareholders is more in the nature of an overall review rather than a detailed audit or investigation.

Grant Samuel has no reason to believe that any material facts have been withheld and WMC has confirmed in writing that it believes it has provided all relevant information of which it is aware but Grant Samuel does not represent that it has received all relevant information.

An important part of the information used in forming an opinion of the kind expressed in this report is comprised of the opinions and judgements of management. This type of information was also evaluated through analysis, enquiry and review to the extent practical. However, such information is often not capable of external verification or validation.

Preparation of this report does not imply that Grant Samuel has audited in any way the management accounts or other records of WMC. It is understood that the accounting information that was provided was prepared in accordance with generally accepted accounting principles and in a manner consistent with the methods of accounting in previous years (except where noted or where required due to a change in accounting standards).

The information provided to Grant Samuel included financial forecasts for each of Alumina Ltd and WMC Resources for the years ending 31 December 2002 and 31 December 2003. These were prepared by the management of WMC. Grant Samuel has considered these financial forecasts for the purposes of its analysis. Grant Samuel has assumed that these financial forecasts were prepared appropriately and accurately based on the information available to management at the time and within the practical constraints and limitations of such estimates. Grant Samuel has assumed that these financial forecasts do not reflect any material bias, either positive or negative. Grant Samuel has no reason to believe otherwise. However, Grant Samuel takes no responsibility for these forecasts. Grant Samuel does not warrant the achievement of these forecasts. Forecasts by their nature involve assessments of uncertain future events. Actual future performance may be significantly more or less favourable than the forecasts.

In forming its opinion, Grant Samuel has also assumed that:

■	the information set out in the accompanying Scheme Booklet is complete, accurate and fairly presented in all material respects;

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■	the publicly available information relied on by Grant Samuel in its analysis was accurate and not misleading;

■	the legal agreements required to give effect to the Demerger will be implemented in accordance with their terms; and

■	the legal mechanisms to effect the Demerger are appropriate and will be effective.

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3	Profile of WMC

3.1	Overview

WMC is one of Australia’s leading resources companies, with a history dating back to the incorporation in 1933 of Western Mining Corporation Ltd. Re-named “WMC Limited” in 1995, WMC is still often referred to as ‘Western Mining’. WMC is one of Australia’s largest companies with consolidated assets at 30 June 2002 of approximately $9.1 billion and revenue and earnings for the year ended 31 December 2001 of $2.8 billion and $402 million respectively.

WMC’s main business is the discovery, development, production, processing, and marketing of minerals and metals. WMC’s major assets are:

■	an interest of approximately 40% in AWAC. WMC has a 39.25% interest in the Australian operations of AWAC and a 40% interest in the other worldwide operations of AWAC;

■	the Olympic Dam copper/uranium mine and treatment plant, located in South Australia;

■	an integrated nickel mining, smelting and refining business with operations in Western Australia (“Nickel Business Unit” or “NBU”); and

■	the Queensland Fertilizer Operation (“QFO”), which consists of an integrated phosphate mine and ammonium phosphate fertilizer production facility.

In recent years, WMC has focussed on its core businesses of copper, uranium, nickel, alumina, and fertilizers. As part of this strategy, WMC has divested non-core assets:

■	in 1998, WMC sold its interest in the Goldfields Gas Transmission Pipeline, certain gas and diesel fuel power generating and transmission assets in Western Australia, and the Nifty copper operation;

■	during the course of 2001, WMC sold its European talc interests and its Australian talc mine and mill at Three Springs;

■	in late 2001, WMC sold its St Ives and Agnew gold operations;

■
in October 2001 Croesus Mining NL and Central Norseman Gold Corporation Ltd, in the latter of which WMC had a 50.48% interest, announced a merger by way of a scheme of arrangement. On 22 January 2002, WMC announced that it had divested its entire interest in the resultant merged entity by way of a placement to various institutions; and

■	during 2002, WMC has sold a number of its mature Kambalda nickel mines to allow it to focus on its processing activities at Kambalda.

At the same time, WMC has focused on further developing its portfolio of large low cost assets:

■
during 1999, WMC completed a major expansion at its copper operation at Olympic Dam. WMC subsequently committed to a further expansion of Olympic Dam that will increase copper production capacity to 235,000 tonnes per annum by the end of 2003. WMC has established a project group to review further increases;

■	WMC completed construction of the QFO at Phosphate Hill, Mount Isa and Townsville in 1999. Commissioning of the new fertilizer operations occurred during 2000 and 2001; and

■	in February 2001, WMC acquired the Yakabindie nickel leases near its Mount Keith operations.

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3.2	Financial Performance and Position

3.2.1	Financial Performance

The consolidated historical financial operating performance of WMC is summarised below:

WMC – Financial Performance

	Year ended 31 December
(A$ million)	1998[1] (actual)		1999 (actual)		2000 (actual)		2001 (actual)
Sales revenue
Nickel	1,241.0		1,033.7		1,862.1		1,342.4
Gold	590.2		399.4		402.6		430.2
Copper	545.7		498.8		894.8		913.2
Fertilizers	283.2		191.9		229.6		382.4
Other	47.5		22.7		23.4		19.6
Group sales	2,707.6		2,146.5		3,412.5		3,087.8
EBIT[2]
Nickel	(109.1)		123.7		606.5		138.1
Alumina	468.2		276.0		571.9		561.1
Gold	130.5		109.9		88.0		63.8
Copper	22.0		16.4		165.7		113.3
Fertilizers	(3.9)		(2.1)		(59.8)		(91.2)
Exploration & New Business	(145.5)		(83.6)		(64.9)		(97.5)
Other	8.1		(3.1)		7.7		1.9
Corporate	(55.4)		(32.8)		(43.4)		(57.7)
Group EBIT	314.9		404.4		1,271.7		631.8
Net interest	(4.6)		(78.6)		(148.1)		(140.9)
Group profit before tax	310.3		325.8		1,123.6		488.7
Tax expense (incl associates) Abnormal items (net of tax) Minority interests	(38.2 2.7 (6.7	) )	(36.4 (9.5 (4.1	) ) )	(379.1 23.8 (3.2	) )	(180.2 93.2 (2.2	) )
Profit attributable to WMC shareholders	268.1		275.8		764.9		401.7
Attributable profit excluding abnormals ($m)	265.4		240.5		741.1		308.5
EBIT margin (ex AWAC) (%)	1%		12%		26%		8%
EBIT/average capital employed (%)	5%		6%		17%		9%
Net interest expense/EBIT (%)	1%		19%		12%		22%
Effective tax rate (%)	12%		11%		34%		37%

Source: WMC Annual Reports, Scheme Booklet. Numbers shown in this table may not add due to rounding.

WMC’s financial performance over the last four years reflects the cyclical nature of its business and the developmental stage of some of its assets. In analysing WMC’s financial performance, the following should be noted.

■
WMC does not report sales derived from its alumina operations, due to the associate nature of its interest in AWAC. Earnings from WMC’s interest in AWAC are equity accounted and reflected in reported EBIT for the alumina division;

■	WMC’s financial year changed in 1998 from a June 30 year end to a December 31 year end. Accordingly, financial results for 1998 represent the eighteen months ended 31 December 1998;

[1]	Results for 1998 represent the eighteen months ended 31 December 1998
[2]	Divisional EBIT includes hedging

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■
in 1998, the Asian economic crisis coupled with increased supply of copper and nickel in commodity markets resulted in a slump in world metal prices. Nickel, copper and gold prices ended the year 33%, 27%, and 11% lower respectively. As a result, WMC’s earnings fell significantly against prior years;

■
higher nickel prices in 1999 helped to offset the impact of lower copper, alumina and gold prices. Lower operating costs in the nickel division and improving performance at Olympic Dam following its expansion helped the turnaround in earnings;

■
earnings increased significantly in 2000. This resulted from increased production at all of WMC’s operations (including AWAC), cost reductions at Olympic Dam, AWAC and WMC’s nickel operation, a general increase in commodity prices, and a decline in the Australian dollar against the US dollar. However, the increase was partially offset by foreign currency and commodity price hedging losses;

■
net interest expense increased significantly in 1999 and 2000 reflecting a higher level of net debt (partly due to a weakening Australian dollar) and lower levels of capitalised interest following completion of the Olympic Dam expansion and the QFO;

■
group EBIT was affected in 2001 by a significant decline in commodity prices. In particular, the fall in the nickel price resulted in EBIT for the Nickel Business Unit declining by 77% from $606.5 million to $138.1 million; and

■
abnormal items (now referred to as individually significant items) for 2001 totalled $93 million. These included the profit from asset sales of the St Ives and Agnew gold operations ($170 million), the Three Spring Talc operation ($20 million), and the interest in Mondo Minerals ($51 million). These profits were offset somewhat by the costs associated with the fire at Olympic Dam ($72 million), the write down of AWAC related assets ($7 million), and the cost of redundancies relating to the restructure of the WMC exploration function ($12 million).

Movements in earnings per share are summarised in the table below:

WMC – Earnings and Dividends Per Share (A$million)

	Year ended 31 December
	1998[3]	1999	2000	2001
Earnings available to ordinary shareholders	268.1	275.8	764.9	401.7
Dividends paid or payable to ordinary shareholders	171.1	149.5	455.0	320.9
Weighted average number of shares (million)	1,137.3	1,146.1	1,127.1	1,103.3

Earnings per share (cents)	23.6	24.1	67.9	36.4
Dividend declared per share (cents)	15.0	13.0	40.7	29.0
Percentage of dividends franked (%)	100%	100%	100%	100%
Payout ratio (%)	64%	54%	59%	80%

Source: WMC Annual Reports.

Earnings per share for 2000 increased to 67.9 cents with a dividend of 40.7 cents per share. The significant increase in earnings per share reflected WMC’s strong earnings growth and (to a lesser extent) a reduction in the number of shares on issue as a result of WMC’s on-market share buyback. Earnings per share for 2001 fell sharply to 36.4 cents per share, reflecting lower commodity prices and earnings. Dividends also fell in 2001 although proportionally less than earnings, resulting in an increase in the dividend payout ratio.

[3]	Results for 1998 represent the 18 months ended 31 December 1998

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3.2.2	Cash Flow

WMC’s businesses generate strong operating cash flows:

WMC Group – Cash Flow
(A$ million)	Year ended 31 December
	1998[4]	1999	2000		2001

Group EBIT	314.9	404.4	1,271.7		629.6
Depreciation and amortisation	(568.7)	(459.1)	(569.6)		(613.9)

Group EBITDA	883.8	863.5	1,841.3		1,243.6

Movements in working capital	(457.2)	(504.1)	(716.0)		(475.3)

Cash flow from operations	426.6	359.4	1,125.3		768.3

Capital expenditure Net investments and acquisitions	(2,629.1 509.7)	(654.5 29.8)	(403.5 (15.8	) )	(362.6 653.4)

Cash flow after investing in operations	(1,692.8)	(265.3)	706.0		1,059.1

Net movement in borrowings	894.0	361.4	(37.7)		(778.3)
Capital management initiatives	5.6	21.5	(396.3)		67.6
Dividends paid (incl. minorities)	147.8	98.2	(76.1)		(19.4)
Net interest paid	(112.4)	(132.5)	(158.2)		(153.4)
Other	84.6	(65.3)	(71.1)		(49.9)

Net group cash flow	(673.2)	18.0	(33.4)		125.7

Source: WMC. Numbers shown in this table may not add due to rounding.

In reviewing the above table the following should be noted:

■	depreciation and amortisation exclude AWAC’s depreciation and amortisation, as AWAC’s earnings are equity accounted;

■	capital management initiatives in 2000 principally consisted of a $417 million share buyback;

■	capital expenditure in 1998 and 1999 largely related to the expansion of Olympic Dam and the development of the QFO;

■	the $778 million movement in borrowings in 2001 represented a repayment of debt by WMC; and

■
depreciation and amortisation charges increased to $613.9 million in 2001. This reflected a full year’s charge for the Queensland Fertiliser Operation, compared with only five months of depreciation in 2000, and increased amortisation of development properties.

Results for 1998 represent the 18 months ended 31 December 1998

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3.2.3	Financial Position

The historical consolidated balance sheet of WMC is summarised below:

WMC – Consolidated Financial Position
(A$ million)	As at 31 December				As at 30 June 2002
	1998	1999	2000	2001

Receivables and prepayments	249.1	383.4	435.5	266.0	478.2
Inventories	453.5	527.1	541.3	492.6	565.0
Creditors and provisions	(247.9)	(209.4)	(244.3)	(235.7)	(361.0)
Provisions for income tax	(6.7)	(5.7)	(4.4)	(7.7)	(3.2)

Net working capital	448.0	695.4	728.1	515.2	761.2

Property, plant and equipment	4,804.8	5,295.7	5,193.1	4,775.3	4,630.4
Investments in jointly controlled entities	1,711.0	1,610.6	1,803.1	1,675.6	1,605.8
Net hedging contracts	(39.3)	(72.0)	286.6	306.7	178.8
Provisions – rehabilitation	(76.4)	(80.8)	(87.3)	(83.9)	(85.7)
Provisions – employees	(13.5)	(12.2)	(15.0)	(12.6)	(12.1)
Exploration	11.5	27.0	33.7	64.5	62.3
Future income tax benefit	104.5	102.1	181.8	303.7	284.7
Deferred tax liability	(240.4)	(192.9)	(412.5)	(434.9)	(444.1)
Other (net)	217.4	14.5	69.2	(8.4)	20.2

Total capital employed	6,927.6	7,387.4	7,780.8	7,101.2	7,001.5

Net debt	(2,229.8)	(2,538.3)	(2,871.5)	(2,103.7)	(1,987.3)
Provision for dividends	(34.3)	(115.1)	(219.6)	(144.1)	—

Net assets of WMC group	4,663.5	4,734.0	4,689.7	4,853.4	5,014.2

Minority interests	(19.9)	(4.6)	(13.5)	(9.0)	(0.8)

Net assets attributable to WMC shareholders	4,643.6	4,729.4	4,676.2	4,844.4	5,013.4

Number of shares on issue (million)	1,145.0	1,151.0	1,097.9	1,108.8	1,112.4
Net assets per share ($)	4.06	4.11	4.26	4.37	4.51
Group gearing (net debt/total capital) (%)	32.4%	34.9%	38.0%	30.3%	35.7%

Source: WMC audited financial statements. Numbers shown in this table may not add due to rounding.

In analysing WMC’s balance sheet it is important to note the following:

■
gearing increased significantly in the three years to 31 December 2000, reflecting the substantial level of debt-funded capital expenditure over the period. With completion of the major expansion at Olympic Dam and the QFO, gearing has fallen considerably. Notwithstanding the increased gearing, WMC has maintained a strong credit rating, with a long term rating of A/A-1 from Standard & Poor’s;

■
net debt increased in 2000 to $2.9 billion, largely as a result of the impact of the falling Australian dollar on US dollar denominated debt. However, in 2001, WMC repaid $778 million in debt on the back of strong cash flows from operations and receipts from the sale of a number of its gold assets. This was partially offset by a decline in the Australian dollar exchange rate, which increased the Australian dollar value of US dollar denominated debt by $159 million; and

■	after reaching a peak in December 1999 following completion of the Olympic Dam expansion and the QFO development, property, plant and equipment has fallen, reflecting lower capital expenditure.

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3.3	Capital Structure and Share Price Performance

3.3.1     Capital Structure

As at 30 June 2002, WMC had the following securities on issue:

■	1,112,419,643 fully paid ordinary shares; and

■	24,195,573 options over unissued ordinary shares with varying exercise prices, maturity dates and other conditions, issued under the WMC Employee Share Scheme.

The top 10 shareholders in WMC accounted for approximately 64% of shares on issue at 2 July 2002.

WMC – Major Shareholders
	As at 2 July 2002
Shareholders	Shares (million)	Percentage (%)

JP Morgan Nominees Australia Ltd	219.5	19.7%
National Nominees Ltd	192.6	17.3%
Westpac Custodian Nominees Ltd	117.4	10.6%
ANZ Nominees Ltd	50.0	4.5%
Citicorp Nominees Pty Ltd	29.8	2.7%
Commonwealth Custodial Services Ltd	26.7	2.4%
Queensland Investment Corp	20.4	1.8%
AMP Life Ltd	19.0	1.7%
MLC Ltd	12.0	1.1%
RBC Global Services Australia Nominees Pty Ltd	11.0	1.0%

Subtotal – Top 10 Shareholders	698.4	62.8%
Other shareholders	414.0	37.2%

Grand Total	1,112.4	100.0%

As of 26 July 2002, WMC had one substantial shareholder. The Capital Group Companies Inc holds approximately 107.1 million shares, which represents 9.6% of total issued capital.

Details of the options on issue as at 30 June 2002 are as follows:

WMC – Details of Options
Options over Ordinary Shares (000’s)	Expiry date	Exercise price Per share

375.0	22-Dec-02	5.40
612.1	22-Dec-02	4.91
375.0	21-Dec-03	5.37
1,122.3	21-Dec-03	4.88
4,044.1	17-Dec-04	8.42
6,470.5	18-Dec-05	7.52
11,196.7	01-Dec-06	9.35

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3.3.2	Share Price Performance

The share price performance and trading volume of WMC shares since 1997 is set out below:

WMC – Share Trading History
Period	Share Price ($)			Average Monthly Volume (000’s)	Average Monthly Transactions
	High	Low	Close
1997	8.80	4.15	5.35	89,423	11,784
1998	5.73	4.16	4.92	77,720	9,302
1999	8.55	4.61	8.40	84,795	10,614
2000	8.99	5.97	7.66	97,489	13,572

2001 (quarter ended)
March	8.75	6.92	8.03	114,363	14,101
June	10.22	8.00	9.58	121,442	17,247
September	9.87	6.45	7.90	100,347	16,489
December	10.12	7.35	9.57	120,118	20,225

2002 (month ended)
January	10.28	9.45	9.60	69,975	13,597
February	10.15	9.18	9.60	72,489	13,843
March	9.96	9.47	9.73	76,022	10,589
April	9.94	9.14	9.21	85,361	11,412
May	9.84	9.15	9.67	87,273	11,168
June	9.64	8.72	9.09	83,404	12,185
July	9.24	7.75	8.37	95,892	16,725
August	8.40	7.13	7.68	93,261	16,775
September	7.84	6.90	7.09	76,712	11,987
October (to 16 October)	7.70	6.86	7.45	78,021	11,852

Source: DFS IRESS.

Average monthly volumes for WMC have remained reasonably consistent over the last five years. The average monthly volume of shares traded was in the range 77.7-97.5 million shares from 1997 to 2000. Volumes traded were above the long term average throughout 2001, reflecting increased market speculation regarding corporate activity involving WMC. Trading volumes have reverted to more typical levels in 2002 as market speculation has subsided.

WMC’s share price and trading history is shown below:

[CHART HERE]

Source: DFS IRESS

REPORTS AND OPINIONS

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WMC has traded in the range $4.15-10.28 over the last five years. Towards the end of 1997, WMC’s share price fell significantly as a result of the Asian financial crisis and falling metal prices. WMC’s shares traded around $5.00 during this period. After recovering to around $8.00, WMC’s share price declined sharply in early 2000 as investors shifted funds from traditional blue chip companies to ‘new economy’ stocks.

During the first half of 2001, WMC’s share price generally increased reaching a high of $10.22 in June reflecting takeover speculation about WMC and in the resources sector generally. However, the share price fell significantly in the third quarter of 2001 as this speculation abated, falling commodity prices affected earnings expectations and the impact of the September 11 terrorist attacks was felt. The WMC share price recovered to a high of $10.12 on 12 November 2001, following speculation of a takeover offer from Alcoa.

Following the announcement of the Demerger on 21 November 2001, continued takeover speculation ensured the share price generally remained in the range $9.00 - $10.00. However, the share price has declined significantly since June 2002 reflecting concerns over continued operational difficulties at Olympic Dam and QFO, falling commodity prices and earnings expectations and declining speculation of a takeover.

Since 1998, WMC has generally performed in line with the All Resources Index. Speculation that WMC might be the subject of a takeover offer or involved in some other corporate transaction resulted in WMC shares significantly outperforming the All Resources Index during the second half of 2001. Since the beginning of 2002, WMC Resources has generally tracked the All Resources Index and its peer group.

[CHART HERE]

Source: DFS Iress
Note:	Iress ceased to prepared the All Resources Index in July 2002. It has since been replaced with the much broader Materials Index

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4    Profile of Alumina Ltd

      4.1    Overview

The primary asset of Alumina Ltd will be WMC’s 40% interest in AWAC. AWAC, jointly owned by WMC and Alcoa Inc, is the largest producer of alumina and alumina chemicals worldwide and also produces aluminium in Australia. AWAC was formed in 1995 through the pooling of WMC’s Australian alumina related interests and Alcoa’s global alumina related interests. As a result of that transaction, WMC emerged with a 39.25% interest in AWAC’s Australian assets and a 40% interest in AWAC’s global alumina business assets. Alumina Ltd will acquire this interest as a result of the Demerger:

[CHART HERE]

AWAC’s business consists of three principal operations: bauxite and alumina, aluminium and alumina chemicals. The importance of each division is depicted below:

[CHART HERE]

Notes:   (1) For the year ended 31 December 2001. Based on US GAAP and stated before significant items.

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4.2      Description of AWAC Operations

4.2.1    Alumina Operations

AWAC’s largest operations are its alumina refineries and their associated bauxite mines:

AWAC Bauxite and Alumina Operations
	Australia	Global
Bauxite Mines	Huntly, Australia (99.25%) Willowdale, Australia (99.25%)	Trombetas, Brazil (4.6%) Boké, Guinea (37.0%) Manchester, Jamaica (50.0%) Moengo, Suriname (100.0%) Accaribo, Suriname (24.0%)
Alumina Refineries	Kwinana, Australia (99.25%) Pinjarra, Australia (99.25%) Wagerup, Australia (99.25%)	Sào Luis, Brazil (18.9%) Clarendon, Jamaica (50.0%) San Ciprian, Spain (100.0%) Paranam, Suriname (55.0%) Point Comfort, United States (100.0%)

The location of AWAC’s bauxite and alumina operations is depicted on the map below:

AWAC Bauxite and Alumina Operations

[CHART HERE]

The alumina and bauxite operations are run on an integrated basis, with almost all AWAC’s bauxite entitlements refined in AWAC alumina refineries. All AWAC’s alumina refineries other than Point Comfort and San Ciprian are located at or near dedicated bauxite mines. The major source of bauxite for the Point Comfort and San Ciprian refineries is the Boké mine in Guinea.

AWAC’s production of alumina has increased significantly since 1997 through acquisition, brownfield expansion and optimisation of operations:

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AWAC – Alumina Production Summary[1]
	Year ended 31 December
(‘000 tonnes)	1998	1999	2000	2001
Australia
Kwinana	1,945	1,955	2,058	2,024
Pinjarra	3,187	3,279	3,400	3,427
Wagerup	1,778	1,929	2,219	2,318

	6,910	7,163	7,677	7,769
Global
Sao Luis, Brazil[2]	202	214	235	209
Clarendon, Jamaica[2]	423	443	478	412
San Ciprian, Spain[3]	1,110	1,112	1,122	1,186
Paranam, Suriname[2]	978	1,021	1,047	1,042
Point Comfort, United States[4]	2,269	2,247	2,279	1,285
St Croix, United States[5]	408	420	415	—

	5,390	5,457	5,577	4,134
Total AWAC Production	12,300	12,620	13,254	11,903

Notes: (1)	Digester production
(2) AWAC Share
(3) Acquired in February 1998. Production for 1998 includes full year of production
(4) Production is currently curtailed
(5) Swing producer reopened in 1998 and then closed permanently in 2001

Alcoa and AWAC owned/managed smelters (including AWAC’s Australian smelters) currently account for approximately 40% of AWAC’s metallurgical grade alumina sales. The balance is sold to the free or “untied” market. Sales by AWAC in the free market are largely made pursuant to long term contracts, usually with 3-5 year terms. While the nature of contracts varies widely, approximately 90% of contracts have pricing linked, to some degree, to the LME aluminium price. Sales to Alcoa for its owned/managed smelters are made pursuant to a transfer pricing agreement that largely reflects the pricing of AWAC’s third party sales.

AWAC produces both metallurgical grade and non-metallurgical grade alumina. Non-metallurgical grade alumina is predominantly sold as bulk hydrate but is also used in AWAC’s chemical division to produce alumina chemicals for a range of products including refractories, ceramics and abrasives.

AWAC’s alumina refining assets on a collective basis straddle the first and second cost quartile of the industry cost curve, reflecting the fact that four of its refineries (Pinjarra, Wagerup, Suriname and Kwinana) are among the lowest cost operations in the world:

[CHART HERE]

Source: AME Minerals

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AWAC’s alumina and bauxite assets are described below.

Australian Assets

AWAC’s Australian alumina and bauxite assets form part of Alcoa of Australia, in which Alumina Ltd will hold a 39.25% interest.

AWAC’s operations were established in 1961 following the discovery of substantial bauxite resources in Western Australia’s Darling Ranges, southwest of Perth. The operations which are run on an integrated basis now consist of three alumina refineries (Kwinana, Pinjarra and Wagerup) and two bauxite mines (Huntly and Willowdale).

The Huntly and Willowdale mines sit within Mining Lease 1A. The resource covered by this lease is extensive with indicated mineral resources in excess of 2,400 million tonnes over an area of approximately 7,129 square kilometres. AWAC’s right to mine bauxite on the lease extends to 2044. While the resource has relatively low alumina content, it also has a low reactive silica content.

Kwinana

The Kwinana refinery is located at the port of Kwinana, 30 kilometres south of Perth. It was commissioned in November 1963 and is AWAC’s oldest Australian refinery. The refinery has an annual production capacity of 2.1 million tonnes per annum. The refinery produces predominantly metallurgical grade alumina with small amounts of non-metallurgical grade alumina. Bauxite for Kwinana is brought in by rail from the Huntly mine via the Pinjarra refinery. Alumina produced at the refinery is shipped from AWAC’s port facilities located adjacent to the refinery.

Pinjarra

The Pinjarra refinery is located approximately 80 kilometres south of Perth, 20 kilometres inland from Mandurah. It is the largest of AWAC’s refineries and one of the largest refineries in the world with an annual production capacity of 3.4 million tonnes. Bauxite for the refinery is sourced via overland conveyor from the Huntly mine, 10 kilometres west. Alumina produced at the refinery is transported by rail for shipping from AWAC’s port facilities at either Bunbury, 80 kilometres south, or Kwinana, 50 kilometres north.

Wagerup

The Wagerup refinery is located approximately 55 kilometres north west of the port of Bunbury and 80 kilometres south of Perth. Commissioned in 1984, it is AWAC’s most modern refinery, with an annual production capacity of 2.2 million tonnes. AWAC has received government environmental approvals to expand the Wagerup facility to a capacity of 3.3 million tonnes, although additional governmental approvals will be required before such an expansion could be commenced. Bauxite for the refinery is sourced via an overland conveyor from the adjacent Willowdale mine. Alumina produced at the refinery is taken by rail to AWAC’s port facilities at Bunbury for shipping.

AWAC’s Australian refineries are among the lowest cost producers of alumina in the world, reflecting their proximity to bauxite and infrastructure, favourable energy costs, ability to share services and access to a high quality workforce. The cost competitiveness of the refineries has seen production expand significantly over the last five years through an expansion of the Wagerup facility together with a range of plant optimisation initiatives at each refinery.

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Global Assets

Brazil

AWAC’s Brazilian assets comprise:

•
a 4.6% interest in Mineração Rio do Norte (“MRN”), which owns and operates the Trombetas bauxite mining project in the state of Para in northern Brazil. AWAC will acquire a further 5% of MRN from Alcoa (which it inherited as part of its acquisition of Reynolds Metal Company); and

•	an 18.9% interest in the Sào Luis alumina refinery in Brazil’s north-eastern state of Maranhão.

MRN is jointly owned by AWAC, affiliates of Alcoa, Alcan, BHP Billiton, and Norsk Hydro, and certain Brazilian interests. MRN currently operates two bauxite mines in Trombetas with a total annual production of approximately 11.0 million tonnes. The Trombetas bauxite deposit is extensive with reserves and resources of approximately 200 million tonnes. Bauxite produced at Trombetas is principally sold under long term contracts to the joint venture partners of the Sào Luis refinery and the Alunorte refinery (located in Belem, Brazil).

The Sào Luis refinery, located at the port of Sào Luis in northern Brazil, is owned by a joint venture between AWAC (18.9%), Alcoa Aluminio SA (35.1%), BHP Billiton (36%) and Alcan (10%). The refinery is operated by Alcoa Aluminio SA, a joint venture between Alcoa (59%) and Camargo Corporation (41%). The refinery, commissioned in July 1984, has a nameplate capacity of 1.3 million tonnes per annum. Approximately 50% of production from the refinery is used as feed stock to the adjacent aluminium smelter, which is owned by Alcoa Aluminio SA (54%) and BHP Billiton (46%). The balance of production is either supplied to other Brazilian smelters or exported.

AWAC, which owns the rights to 54% of production from any expansion of the Sào Luis refinery, has examined the potential to expand the facility further. Whether the expansion proceeds will be largely determined by market conditions and the cost of bauxite from MRN. The high landed cost of bauxite, which includes a profit margin to MRN, place the refinery in the third quartile of the industry cost curve.

China

On 6 November 2001, Alcoa announced a strategic alliance with Aluminium Corporation of China Limited (“Chalco”). Chalco is the sole alumina producer and largest producer of primary aluminium in China. It also produces alumina chemicals. Pursuant to the strategic alliance, Alcoa and Chalco will form a 50/50 joint venture at Chalco’s facility at Pingghou, which comprises an alumina refinery with capacity of 0.4 mtpa and an aluminium smelter with an annual capacity of 220,000 tonnes. The joint venture intends to significantly expand both facilities. Subject to the successful negotiation between Alcoa and Chalco of the joint venture arrangements for Pingguo, the bauxite and alumina interests will be offered for incorporation into AWAC, under the terms of the AWAC agreements.

Guinea

AWAC has a managing 37% interest in Halco (Mining) Inc. (“Halco”), a bauxite mining consortium. AWAC will acquire a further 6% of Halco from Alcoa (which it inherited as part of its acquisition of Reynolds Metal Company). Halco owns a 51% interest in Compagnie des Bauxites de Guinee (“Compagnie Guinee”), which owns and manages the bauxite mining operations at Boké in Guinea, West Africa. The remaining 49% interest in Compagnie Guinee is owned by the Republic of Guinea.

The Boké bauxite mines are located north west of Conakry, the capital of Guinea. Compagnie Guinee holds the exclusive rights to mine bauxite within a 10,000 square mile area until 2038. The bauxite deposits within Compagnie Guinee’s lease are extensive, with reserves and resources of

REPORTS AND OPINIONS

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approximately 900 million tonnes. The bauxite mostly trihydrate, is high grade with very high levels of alumina and low levels of reactive silica.

Approximately 12.7 million tonnes of bauxite are currently mined at Boké each year. The shareholders of Halco purchase all bauxite mined by Compagnie Guinee in proportion to their equity interest in Halco under long term take or pay contracts that expire in 2011. AWAC ships Boké bauxite to its San Ciprian and Point Comfort refineries.

  Jamaica

AWAC’s Jamaican interests are held through a joint venture called Jamalco, which is owned 50% by AWAC and 50% by the Jamaican Government. The Jamalco operation comprises the Manchester Plateau and Harmons Valley bauxite mines (50% interest) and the Clarendon alumina refinery on the coast, 40 kilometres south. The Jamalco joint venture is managed by AWAC (although each partner is separately responsible for marketing its share of alumina production).

Bauxite for Jamalco’s refinery is supplied from the Manchester Plateau and Harmons Valley mines via rail. The mining operations at Manchester Plateau and Harmons Valley are being undertaken by Jamalco in joint venture with Alumina Partners of Jamaica, itself a joint venture between Kaiser Aluminium (65%) and Norsk Hydro (35%). The deposit at Manchester Plateau has total resources and reserves of approximately 70 million tonnes of mostly trihydrate grade bauxite with low reactive silica content. While the mining joint venture has a relatively short mining tenure of 20 years, the Jamaican Government’s usual practice is to grant new tenures upon expiry or exhaustion of resources.

The Jamalco refinery was commissioned in 1972 and has an annual capacity of 1.0 million tonnes. In April 2002, AWAC announced that Jamalco would expand its refining to 1.25 million tonnes per annum at a cost of US$115 million. At the same time the Jamaican government announced that it would remove a bauxite levy from 2003 to coincide with the planned completion of the expansion. A further expansion of the Jamalco refinery of 700,000 tonnes a year is currently being evaluated, which, if undertaken, will significantly lower the cost of production per tonne at the site.

The Jamalco refinery is currently a third quartile cost producer, reflecting relatively high Government levies and high labour costs. The current expansion of the facility, accompanied by the reduction in government levies, is expected to reduce costs by approximately 30% significantly improving Jamalco’s competitiveness.

  Spain

AWAC acquired the San Ciprian alumina refinery, located on the eastern coast of Spain, in February 1998. The refinery was commissioned in 1980 and has an annual production capacity of 1.3 million tonnes. Unlike AWAC’s other refineries, San Ciprian employs a high temperature and pressure technology. Bauxite for the refinery is shipped from the Boké mine in Guinea.

Approximately 70% of alumina produced at the San Ciprian refinery is metallurgical grade, which is supplied primarily to Alcoa’s smelters in Spain. The balance of production is non-metallurgical grade alumina that is largely sold as commodity hydrated alumina to AWAC’s chemicals business and to other chemical manufacturers in Europe.

While the refinery is a relatively efficient producer, the cost of shipping bauxite from Guinea impacts considerably upon the refinery’s competitiveness. As a consequence, the refinery is in the third quartile of the industry cost curve. Notwithstanding its place on the industry cost curve, the refinery is well positioned to supply commodity hydrated alumina into the European market, given its location within the European Economic Community.

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  Suriname

AWAC’s alumina operations in Suriname consist of the Moengo bauxite mine, a 24% interest in the Accaribo bauxite mine and a 55% interest in the Paranam alumina refinery. AWAC also owns the Afobaka Lake hydro-electric power station which formerly supplied electricity to the Paranam aluminium smelter (now closed).

Bauxite for the Paranam refinery is supplied from the Moengo and Accaribo mines. The Moengo mine has limited resources and reserves which at current mining rates are expected to be fully depleted by 2015. The Accaribo mine, majority owned and operated by AWAC’s joint venture partner BHP Billiton, also has limited reserves which are expected to be depleted by 2007 at current mining rates.

AWAC has secured the rights to additional mining leases in which initial drilling has indicated the presence of significant resources of bauxite with high grades of trihydrate alumina. AWAC expects to exploit these resources following exhaustion of its existing bauxite reserves at Moengo and Accaribo.

The Paranam refinery is operated by AWAC on behalf of its joint venture partner BHP Billiton. The refinery was constructed in 1968 and has an annual capacity of 1.9 million tonnes. Bauxite for the refinery is either barged 200 kilometres from the Moengo mine or transported by road from the Accaribo mine. Alumina produced at the refinery is shipped from AWAC’s adjacent port facilities, principally to smelters in South America. The refinery is considered to be in the lowest cost quartile of refineries as a result of its relative proximity to bauxite and favourable labour costs.

  United States

AWAC owns and operates the Point Comfort refinery, located 210 kilometres south of Houston in Texas. Commissioned in 1960, the refinery has an annual production capacity of 2.3 million tonnes per annum. Production was curtailed in February 2001 in response to weak markets and high costs and is currently running at 1.3 – 1.6 million tonnes per annum. Approximately 0.3 – 0.4 million tonnes of production is non-metallurgical grade alumina, which is used in the chemicals operation of Point Comfort.

Bauxite for the refinery is mostly sourced from the Boké mines in Guinea and supplemented when necessary with spot purchases of alumina from Jamaica and French Guiana. While the refinery is well located to service aluminium smelters in certain parts of the United States market, it is in the third to fourth quartile of the industry cost curve because of its distance from bauxite sources and, in more recent times, its higher energy costs and strength of the US Dollar. The refinery is AWAC’s highest cost 100% owned plant and is accordingly a swing producer.

4.2.2   Aluminium Operations

AWAC’s aluminium assets form part of Alcoa of Australia, in which Alumina Ltd will hold a 39.25% interest. The aluminium assets are located in Victoria and comprise:

■	a 55% interest in the Portland smelter, 300 kilometres west of Melbourne; and

■	a 100% interest in the Point Henry smelter near Geelong, 90 kilometres south west of Melbourne.

The Portland smelter is owned by a joint venture comprising AWAC, Marubeni Aluminium Australasia Ltd (22.5%) and China International Trust and Investment Corporation (22.5%). AWAC operates the smelter on behalf of the joint venture. The Portland smelter, commissioned in 1986, has an annual nameplate production capacity of 345,000 tonnes of primary aluminium. The smelter sources all of its alumina requirements from AWAC’s Western Australian refineries with each of AWAC’s joint venture partners having a long term supply contract with AWAC. Electricity for the smelter is supplied by the State Electricity Commission of Victoria (“SECV”) under a long term contract that expires in 2016.

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The Point Henry smelter was commissioned in 1963. It is a much smaller facility than Portland with an annual nameplate production capacity of 180,000 tonnes of primary aluminium. The Point Henry smelter also sources its alumina requirements from AWAC’s Western Australian alumina refineries. Approximately 40% of the smelter’s electricity requirements are supplied by an AWAC owned 150 megawatt station located at Anglesea, 35 kilometres south west of Geelong. The balance of the smelter’s electricity requirements are supplied by the SECV under a long term contract that expires in 2014.

Almost all the aluminium from the Portland and Point Henry smelters is sold in the form of high purity ingot. Approximately 70% of production is exported, predominantly to North and South East Asia. Nearly 50% of Point Henry’s production is sold to KAAL, a joint venture between Alcoa and Kobe Steel Limited which operates an extrusion facility adjacent to the smelter.

The key production statistics for AWAC’s aluminium operations for the four years ended 31 December 2001 are summarised below:

AWAC – Aluminium Production Summary
	Year ended 31 December
	1998	1999	2000	2001
	(‘000 tonnes)
Portland[1]	138.0	143.2	151.9	187.0
Point Henry[2]	160.6	161.6	169.1	185.8

	298.6	304.8	321.0	372.0

Notes:     (1) AWAC share. The significant increase in 2001 reflects the acquisition of Eastern Aluminium
                (2) Production increased in 2001 after reopening additional pots

Both the Portland and Point Henry smelters are in the first quartile of the industry cost curve. The Portland smelter, which is based on more advanced technology and has the benefit of greater scale, is a marginally lower cost producer than Point Henry.

4.2.3   Alumina Chemicals Operations

AWAC is the world’s largest supplier of commodity and specialty alumina based chemicals. The specialty alumina chemicals business (“AWC”) produces more than 100 different alumina based products that fall into five principal categories:

■	alumina products for refractory applications;

■	calcined alumina, used primarily in the manufacture of high grade ceramics, fused alumina abrasives and many polishing applications;

■
hydrated alumina, for use in a range of applications including as a combination filler and flame retardant in chemical, carpet, plastic and rubber compound manufacturing, as a brightener for paper and as a toothpaste compound;

■	adsorbents and catalysts, used as substrate in the chemicals and petrochemicals industries; and

■	aluminium fluoride, used as the electrolyte in the aluminium smelting process.

Hydrated aluminas and aluminium fluorides are generally considered commodity products while refractory aluminas, calcined aluminas and absorbents and catalysts are specialty products. Aluminas produced for the refractory market contribute in excess of 35% of AWC’s revenue.

AWC has interests in 17 plants worldwide. Of these, four plants operate as grinding facilities, importing aluminas from other AWC plants for grinding to customer size specifications. AWC’s plants and the products manufactured at each are summarised below:

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AWC – Chemical Plants
Location	Products	AWAC Ownership

North America
Bauxite, Arkansas	tabular, calcined, hydrated aluminas and calcium aluminate cements	100.00%
Point Comfort, Texas	commodity and specialty hydrated aluminas, calcined aluminas, aluminium fluoride	100.00%
Fort Meade, Florida	aluminium fluoride	100.00%
Port Allen, Louisiana[1]	activated aluminas	100.00%
Vidalia, Louisiana	activated aluminas, catalysts, absorbents	100.00%
Dalton, Georgia	ground hydrated aluminas	100.00%
Leetsdale, Pennsylvania	ground hydrated and other aluminas	100.00%
Wurtland, Kentucky	brown fused alumina, white fused alumina, mullite	50.00%
Europe
Rotterdam, The Netherlands	tabular aluminas, calcium aluminate cements	100.00%
Ludwigshafen, Germany	calcined aluminas, tabular aluminas	100.00%
San Ciprian, Spain	commodity and specialty hydrated aluminas, calcined aluminas	100.00%
Asia/Australia
Iwakuni, Japan	tabular aluminas, spinel	75.00%
Naoetsu, Japan	ground hydrated and other aluminas	80.50%
Qingdao, China	ground hydrated and other aluminas	100.00%
Falta, India	ground hydrated and other aluminas	60.00%
Rockingham, Australia[2]	fused materials	33.08%
Kwinana, Australia[3]	commodity and specialty hydrated aluminas, calcined aluminas	99.25%

Notes:     (1)   The Hi Q plant was closed in July 2001.
                (2)   Alcoa of Australia owns 33.3% of this operation known as Australian Fused Materials
                (3)   Alcoa of Australia owns 100% of this plant

Alumina feedstock for most of AWC’s plants is supplied by AWAC’s alumina division from Kwinana, Point Comfort or San Ciprian. AWC is one of AWAC’s largest customers, accounting for approximately 1.0 million tonnes of alumina production (metallurgical grade equivalent).

AWC’s operations have been restructured significantly over the last couple of years in an attempt to address falling profitability caused by increasing competition. These initiatives have included the closure of several facilities and a significant reduction in headcount. AWC is continuing to rationalise its product range and operations to concentrate on returns from major commodities such as aluminium flouride, hydrate, calcines and refractory and tabular products.

4.2.4   Shipping Operations

AWAC owns and operates a shipping operation that provides transportation services to AWAC’s alumina business and to third parties, including Alcoa. Operating both owned and chartered vessels, the shipping business transports dry and liquid bulk cargoes, including bauxite, alumina, caustic soda, fuel oil, petroleum, coke and limestone.

AWAC owns seven combination carriers. Two combination carriers ship alumina from Western Australia to the Victorian aluminium smelters. A further two large carriers carry alumina from Western Australia to smelters on the west coast of the United States and backfill with raw materials for the Australian operations. Three smaller vessels are employed in the Caribbean carrying alumina from Suriname and Jamaica to New Orleans on the south coast of the United States or Baltimore on the north coast of the United States. These ships are also backfilled with raw materials for the Suriname and Jamaican operations.

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    4.3      Management of AWAC

The management of AWAC is governed by a series of umbrella agreements that deal with a range of issues. The most significant terms of the agreements are:

■	Management

Alcoa is responsible for the general operational management of AWAC, which is provided pursuant to an Administrative Service Agreement. However, WMC has provided active input into the management of the operations in such areas as exploration and workplace arrangements. All AWAC staff are seconded from Alcoa. WMC may request that its employees be seconded to AWAC, which has occurred in the past.

■	Strategic Council

The strategic council is broadly responsible for providing direction to management (through the directors of the entities that comprise AWAC) generally on matters of a strategic or policy nature. The strategic council comprises three Alcoa representatives and two WMC representatives and must meet at least twice yearly. WMC is entitled to appoint a proportionate number of directors on the boards of the constituent companies of AWAC, and Hugh Morgan and Andrew Michelmore, both executives of WMC, are on the boards of Alcoa of Australia, Alcoa World Alumina LLC and Alumina Espanola SA.

■	Key decisions

Certain key decisions require the approval of both Alcoa and WMC. These decisions include matters relating to changes in the scope of AWAC’s activities, dividend policy, sale of all or the majority of assets, loans to Alcoa or WMC and equity calls on Alcoa and WMC (where greater than US$1 billion in any year). All other matters are decided by a majority vote.

■	Exclusivity

Subject to certain limited exceptions, WMC and Alcoa must conduct their bauxite, alumina and alumina chemicals operations through AWAC and may not compete with AWAC (unless otherwise agreed between WMC and Alcoa).

■	Dividend policy

AWAC must distribute by way of dividends at least 30% of the annual net income of each of the constituent entities (unless agreed otherwise by Alcoa and WMC). WMC and Alcoa have agreed to endeavour to distribute dividends above this level, consistent with prudent financial management and in the context of the strategic and business objectives of AWAC. Historically, AWAC has distributed in excess of 100% of its net profit by way of dividend and capital returns.

■	Gearing

AWAC debt levels (net of cash) must not exceed 30% of total capital (being the sum of shareholders’ equity, debt (net of cash) and minority interests). Gearing levels have traditionally been very low due to both partners’ desire to maximise the cashflow from AWAC.

■	Pre-emptive rights

Alcoa and WMC have pre-emptive rights in respect of each other’s interest in AWAC. The pre-emptive rights are not triggered by a change of control of either WMC or Alcoa.

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4.4      Earnings

The pro forma historical and forecast earnings performance of Alumina Ltd are summarised below:

Alumina Ltd – Pro forma Earnings Performance

	Year end 31 December
(A$ million)	1999	2000	2001	2002F	2003F1
Operating Performance (100% of AWAC)
Alumina production (kt)	12,614	13,252	11,903	12,440	12,930
Aluminium production (kt)	311	344	373	376	382
Average aluminium price (US$/t)	1,389	1,387	1,606	1,342	1,474

Alumina Ltd share of AWAC profit after tax	216	387	378	263	376
Amortisation of equity goodwill	(18)	(18)	(18)	(18)	(18)
Corporate costs	(5)	(2)	(3)	(8)	(8)
Alumina Ltd Profit before interest and tax	194	367	357	273	350
Net interest expense				(19)	(20)
Income tax				—	—
Alumina Ltd Profit After Tax				219	331

Source:    Scheme Booklet, WMC. Note numbers may not add due to rounding.

In analysing the operating performance of Alumina Ltd, the following should be noted:

■
results for the three years ended 31 December 2001 are based on audited accounts. Forecasts of earnings for the years ending 31 December 2002 and 31 December 2003 have been prepared by and are the responsibility of WMC management. Forecasts for the year ending 31 December 2002 are based on six months of actual results;

■
the pro forma forecasts for the years ending 31 December 2002 have been prepared by WMC on the basis that the Demerger occurred on 1 January 2002. Pro forma forecasts for the year ending 31 December 2003 have been prepared assuming the Demerger occurs on 30 November 2002. Pro forma profit before interest and tax has been presented for the preceding three years on the basis that Alumina Ltd existed at the beginning of the period and excludes revenues and costs from discontinued operations. All pro forma information is stated before non-recurring items;

■
in response to falling demand in 2001, alumina production was cut back significantly through the closure or curtailment of plants. Demand for alumina has improved significantly in 2002 with further improvement anticipated in 2003 . The increases in production to meet this demand is expected to be met in large part through the re-opening of capacity at Point Comfort, the return to normal production at the Jamaican operational (following labour strike), and creep at most of AWAC’s refineries;

■
earnings and margins improved significantly in 2000 as a result of higher aluminium and alumina prices, increased production volumes, depreciation of the A$:US$ exchange rate (partially offset by AWAC’s hedging program) and the impact of Alcoa’s cost reduction program;

■
earnings in 2001 declined largely reflecting lower production as a result of the slowing economy. The closure of the St Croix refinery, disruptions at Jamalco caused by labour strikes and curtailment of Point Comfort accounted for the lower production and was only partially offset by stronger alumina and aluminium prices and a lower A$:US$ exchange rate. Earnings excludes WMC’s share of non-recurring asset, writedowns and provisions of $81 million incurred in relation to the closure of St Croix refinery and Port Allen chemical plant, curtailment of Point Comfort and write off of the Suralco aluminium smelter assets;

■	earnings are expected to fall again in 2002 reflecting sharply lower alumina and aluminium prices and the strengthening of the Australian dollar. A material improvement in earnings is

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forecast for 2003 primarily as a result of improving alumina and aluminium prices and increasing alumina production. The key assumptions underlying the forecasts are:

•
aluminium prices of $US1,342/tonne in 2002 increasing to US$1,474/tonne in 2003. Alumina pricing is determined on the basis of existing long term contracts that are generally linked to the LME aluminium price;

•	an exchange rate of A$1 = US$0.54 in 2002 strengthening to A$1 = US$0.58 in 2003;

•
alumina production in 2002 increases to 12.4 million tonnes met in large part through the re-opening of capacity at Point Comfort, the return to normal production at the Jamaican operations (following a labour strike), and production creep at most of AWAC’s refineries. Aluminium production at Portland increases marginally so that total production reaches 376,000 tonnes;

•
alumina production in 2003 increases to 12.9 million tonnes met in large part through the further re-opening of capacity at Point Comfort and production creep at most of AWAC’s refineries. Aluminium production creep causes total production to increase to 382,000 tonnes;

•	unit production costs decline in real terms by 1% in 2002 and 2003 reflecting the impact of production creep at most refineries;

•	interest expense reflects the proposed capital structure of Alumina Ltd and average borrowing costs of 3.25% in 2002 and 3.75% in 2003; and

•	no income tax is assumed to be payable in either 2002 or 2003 as dividends from AWAC are assumed to be fully franked or tax exempt.

The detailed pro forma financial information is set out in more detail in Section 6.6 of the Scheme Booklet. The key assumptions upon which the forecasts are based are set out in Section 6.6.2 of the Scheme Booklet. The forecasts should be read in conjunction with the risk factors described in Sections 4.5 and 6.5 of the Scheme Booklet, the sensitivity analysis set out in Section 6.6.2 of the Scheme Booklet, and the Investigating Accountant’s Report set out in Section 12 of the Scheme Booklet. Grant Samuel takes no responsibility for these forecasts. Grant Samuel does not warrant the achievement of the forecasts. Forecasts by their nature involve assessments of uncertain future events. Actual future performance may be significantly more or less favourable than the forecasts.

4.5      Financial Position

The pro forma balance sheet for Alumina Ltd as at 30 June 2002 is summarised below:

Alumina Ltd – Pro forma Financial Position
(A$ million)	As at 30 June 2002
Investment in associate – AWAC	1,605.8
Cash	72.2
Other Assets	3.4

1,681.4
Debt	(600.0)
Other Liabilities	(5.7)

(605.7)
Shareholders’ equity	1,075.7

Source:  Scheme Booklet

The pro forma financial position of Alumina Ltd has been prepared on the basis that the Demerger had been completed on 30 June 2002. In analysing the pro forma financial position of Alumina Ltd, the following should be noted:

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■	Alumina Ltd’s investment in AWAC is recorded at cost, adjusted for Alumina Ltd’s share of retained profits and reserves in AWAC and for foreign currency revaluations;

■	Alumina Ltd will have cash of $72.2 million. This will be applied to acquire Alumina Ltd’s share of AWAC’s acquisition of Reynolds Metal Company’s 5% interest in MRN and 6% interest in Halco.; and

■
Alumina Ltd will initially have debt of $600 million under a new facility. There are limited tax benefits available from leverage as the majority of Alumina Ltd’s earnings are expected to be in the form of fully franked or tax exempt dividends from AWAC. Alumina Ltd intends to investigate various alternatives to refinance this debt in a cost efficient manner; and

■	AWAC is expected to be self funding in the short to medium term.

A detailed description of the assumptions and adjustments incorporated in the pro forma balance sheet of Alumina Ltd is set out in Section 6.6.2 of the Scheme Booklet.

4.6      Taxation

Alumina Ltd’s principal asset will be its interest in AWAC. Alumina Ltd will receive dividends from the various entities that comprise AWAC. These dividends flow from three key sources:

■	Alcoa of Australia Limited (“A of A”), an Australian tax paying entity that holds all of AWAC’s Australian assets. A of A pays Australian tax and therefore generally pays franked dividends;

■
Alcoa World Alumina LLC (“AWA”), a US domiciled entity that holds AWAC’s non-European assets. AWA pays two streams of dividends, one relating to income sourced from the United States and the other relating to income sourced from outside the United States. Dividends paid from United States sources are generally subject to withholding tax and received as exempt income by Alumina Ltd. Dividends paid from other sources are also generally received as exempt income; and

■	other European domiciled companies that hold AWAC’s European assets. Dividends paid from some parts of Europe are subject to withholding tax and constitute exempt income.

Historically, A of A has accounted for the majority of dividends from AWAC (83% in 2001). These dividends have been fully franked. The balance of dividends have historically been exempt foreign income. Accordingly, Alumina Ltd does not expect to pay income tax in the short to medium term. Based on its dividend policy of paying out all franked Australian dividends from AWAC, Alumina Ltd expects to have sufficient franking credits to pay fully franked dividends for the immediate future.

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5    Profile of WMC Resources

5.1      Overview

WMC Resources will hold all of WMC’s non-AWAC assets. These include the Olympic Dam operation, the Nickel Business Unit, the QFO and all non-AWAC related exploration projects.

WMC Resources’ Olympic Dam operation and Nickel Business Unit account for the vast majority of earnings and assets. However, the earnings contribution from the fertiliser business is expected to increase as production from the QFO moves closer to full capacity.

WMC Resources – Earnings and Assets
Pro forma EBITDA[1] (A$775 million)	Pro forma Total Assets[2] (A$8,435 million)

[CHART HERE]	[CHART HERE]

Notes: (1)	For the year ending 31 December 2001. Exclude corporate costs (A$37 million) and exploration and new projects costs (A$109 million)
(2)	As at 30 June 2002.

5.2      Olympic Dam

   5.2.1      Overview

WMC’s Olympic Dam copper/uranium mine is a world class operation. The ore body is the eighth largest copper ore body and the largest uranium oxide deposit in the world. The mine is the largest underground mine in Australia and employs approximately 1,270 staff (including contractors). By the end of 2003, production capacity is expected to reach 235,000 tonnes of copper based on the mining and treatment of approximately 9.8 million tonnes of ore. In 2001 production costs at Olympic Dam were among the lowest in the world. Given current reserves of over 700 million tonnes and a total resource base of more than 2.5 billion tonnes, Olympic Dam has the potential to support a very long life mining operation at production rates substantially greater than current rates.

The Olympic Dam operations consist of an underground mine, mineral processing plant, associated infrastructure and the mine town of Roxby Downs, approximately 16 km north of the mine. Located approximately 570 km north-west of Adelaide in South Australia, the Olympic Dam deposit was discovered by WMC in 1975 following drilling near a small stock water dam known as “Olympic Dam”.

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The following diagram depicts the location of Olympic Dam:

[CHART HERE]

Following joint development by WMC (51%) and BP (49%), production commenced in 1988 at an annual rate of approximately 45 ktpa of copper and 1.2 ktpa of uranium oxide. WMC acquired the BP interest in 1993 for $315 million.

Expansion programs in 1992 and 1995, involving the construction of a second mine shaft, the installation of a new mill and the introduction of an electric furnace, resulted in an increase in copper production to approximately 84 ktpa from about 3 mtpa of ore. In 1996 a major further expansion to 200 ktpa of copper was announced. The expansion involved the installation of an automated underground electric rail haulage system, a new underground crusher, a third mine shaft, a new autogenous mill, a new smelter and expansions to the hydrometallurgical plant. The expansion was completed in 1999 at a cost of $1.94 billion.

Production capacity is being expanded further to 235,000 tpa through an optimisation project. However, production is not anticipated to reach this level until 2003. A fire at the copper and uranium solvent extraction circuits in October 2001 has constrained production of both copper and uranium oxide. The circuits are currently being rebuilt with full production of uranium expected to commence before the end of 2002. While the rebuild of the copper extraction circuit will be completed by March 2003, WMC expects to conduct a major maintenance program in the third quarter 2003 which will delay ramp up to the expanded capacity until later in the year.

Although copper sales are the major source of revenue for Olympic Dam, uranium, gold and silver are also sold. WMC sells uranium oxide concentrates under long term contracts with major international power utilities. For 2001, sales of uranium and precious metals contributed approximately 25% and 5% respectively of total revenue from Olympic Dam.

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For the purpose of calculating unit production costs, uranium, gold and silver are treated as by-products. After taking into account their contribution, Olympic Dam’s copper production costs (on a fully allocated basis) were within the lowest cost quartile in 2001. Production disruptions in 2002 and 2003 are likely to impact its position on the cost curve in those years:

[CHART HERE]

Note: WMC data is for 2001 (excluding impact of the fire at the copper and uranium solvent extraction circuits).
Source: Brook Hunt March 2002.

WMC expects that it will be able to continue to reduce unit production costs as production volumes increase.

5.2.2    Reserves and Resources

The following table summarises mineral resources and ore reserves at 31 December 2001:

Olympic Dam Ore Reserves & Resources at 31 December 2001
	Tonnes (Mt)	Copper Cu (%)	Uranium Oxide U3O8 (kg/t)	Gold Au (g/t)
Reserves
Proved	123	2.4	0.6	0.6
Probable	594	1.5	0.5	0.6
Total Reserves	717	1.7	0.5	0.6
Resources
Measured	520	1.7	0.5	0.5
Indicated	1,330	1.2	0.4	0.5
Inferred	810	1.0	0.3	0.4
Total Resources	2,660	1.2	0.4	0.5

Despite mining depletion, Olympic Dam reserves have grown in recent years. Olympic Dam resources could ultimately be sufficient to support a mine life of 50-70 years, potentially at much higher production levels than currently achieved.

Two major ore types may be distinguished: copper/uranium ore (which also contains gold and silver mineralisation) and gold ore, which generally has low levels of copper and uranium mineralisation. Copper is present as bornite/chalcocite mineralisation, grading over 3% Cu, which represents approximately 35% of the total resource tonnage, and as chalcopyrite mineralisation, grading around

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2% Cu, which represents approximately 65% of the resource tonnage. Uranium grades in the ore body tend to vary with copper grades. Olympic Dam ore also contains significant iron mineralisation, with ore on average grading around 24% Fe. However, the iron mineralisation is currently not recovered.

5.2.3    Mining

WMC is currently mining the northern end of the Olympic Dam deposit. Underground access is by way of three shafts and a service decline, and there are approximately 20 ventilation raises. Mining is by way of sub-level open stoping. Load haul dump units transport ore from stope drawpoints to the orepass system, which feeds ore to haulage trains through remote-controlled chutes. The automated trains discharge ore into an underground crusher, and the crushed ore is delivered by conveyor to the Clarke shaft for hoisting to the surface. The Whenan shaft provides additional crushing and hoisting capacity.

Approximately 20-22 stopes are mined at any one time. Stope voids are backfilled on completion with cemented aggregate fill and waste rock. A limestone quarry adjacent to the mine provides crushed aggregate, and approximately 100,000 tpa of Portland cement and 200,000 tpa of power station fly-ash are consumed. Backfill is a major mining cost, representing approximately 36% of total projected mining costs.

5.2.4    Processing

The Olympic Dam treatment facilities are large and complex. Following grinding of the crushed ore, the resultant slurry is treated in a flotation circuit to produce a copper concentrate grading of greater than 40% Cu, which also contains a small amount of uranium. The tails from the flotation circuit contain the majority of the uranium mineralisation, together with some copper. The copper concentrate is processed by leaching and smelting to extract the contained uranium and copper. The uranium rich tails from the flotation circuit are treated through various solvent extraction processes to extract the contained uranium and copper.

The following diagram illustrates the treatment of the copper concentrate:

[CHART HERE]

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The following diagram illustrates the treatment of the uranium rich flotation tails to produce uranium and copper:

[CHART HERE]

A fire in October 2001 caused considerable damage to the uranium and copper solvent extraction circuits at Olympic Dam. Approximately 20,000 tonnes of copper production and 2,500 tonnes of uranium production is expected to be lost in the period to April 2003 when the rebuild of both circuits is anticipated to be fully completed. The total cost of the rebuild is estimated to be $250 million. WMC expects that the repair costs and lost profits will be partially offset by insurance reimbursements.

Production of copper in 2003 will be further disrupted. Following a review of the smelting operations, WMC announced that down time will be required for maintenance to the furnace roof and sidewall refractory and in adjacent taphole cooling jackets. WMC intends to bring forward a scheduled reline of the furnace to coincide with this maintenance and will also undertake a number of modifications to improve the operations efficiency. The total cost of these maintenance activities and associated refurbishment and modifications is estimated to be $120 million.

5.2.5    Operating and Financial Performance

The following table summarises the operating performance of Olympic Dam in recent years:

Olympic Dam Operating Performance
	Year ended 31 December
	1998	1999	2000	2001

Ore treated (Mt)	3.40	6.74	8.90	9.34
Grades
Cu (%)	2.72	2.69	2.53	2.47
U3 O8 (kg/t)	0.79	0.78	0.73	0.72
Au (g/t)	0.56	0.65	0.53	0.59
Ag (g/t)	5.29	5.29	5.03	4.45
Production
Cu (tonnes)	73,645	138,272	200,423	200,500
U3 O8 (tonnes)	1,740	3,221	4,539	4,379
Au (ounces)	31,590	30,510	69,967	113,400
Ag (ounces)	306,679	245,078	625,100	912,900
Cash Operating Costs (US$/lb)	0.40	0.33	0.23	0.21

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In 1999, a fire in the then newly constructed solvent extraction plant reduced overall copper production by 7,150 tonnes. Similarly, production of copper and uranium in 2001 was adversely impacted by the fire in the uranium and copper solvent extraction circuits.

The following table summarises the historical profit and loss of the Olympic Dam operation:

Olympic Dam Financial Performance
	Year ended to 31 December
	1998	1999	2000	2001

Cu Sales (tonnes)	87,200	141,800	203,200	200,800
Cu Price (US$/lb)	0.75	0.71	0.82	0.72
US$:A$ exchange rate	0.63	0.65	0.58	0.52
Sales ($m)	546	499	895	913
EBITDA ($m)	80	165	435	333
EBIT ($m)	27	40	272	151

Note: EBIT and EBITDA before hedging and corporate allocations

Olympic Dam earnings for the year ended 31 December 2000 grew strongly, reflecting the ramp up of production to more than 200,000 tonnes per annum, a stronger copper price and a fall in the A$:US$ exchange rate. Although the exchange rate continued to fall in the year ended 31 December 2001, copper prices fell sharply in the period, back to 1999 levels which adversely affected divisional earnings. In addition, the fire at the solvent extraction plant in October 2001 contributed to lower earnings for the period. EBITDA for the year ended 31 December 2001 fell approximately 25% from the previous period to $333 million on sales of over $900 million.

5.3    Nickel Business Unit

5.3.1    Overview

WMC’s nickel operations commenced in 1967 following the discovery of significant nickel ore reserves at Kambalda. The operations were significantly expanded in the early 1970’s with the construction of a smelter in Kalgoorlie and a refinery in Kwinana. Today WMC’s Nickel Business Unit is the world’s third-largest producer of nickel concentrates and the largest producer in Australia. The NBU produced approximately 8% of the world’s mined nickel in 2001.

The NBU is a fully integrated nickel business located in Western Australia. Its operations consist of:

•
mining operations at Leinster and Mt Keith and milling operations at Kambalda, Leinster and Mt Keith. Sulphide ore is mined from open-cut and underground mines at Leinster and Mt Keith and concentrated on site. Ore sourced from third parties is concentrated at the Kambalda milling facility. Concentrates are dried at both Kambalda and Leinster;

•
nickel smelting operations at Kalgoorlie, 600 kilometres east of Perth. The majority of concentrate produced by the NBU is railed to Kalgoorlie for smelting into nickel matte. The balance is sold to other refiners; and

•
nickel refining operations at Kwinana, just south of Perth. The bulk of nickel matte produced at Kalgoorlie is railed from Kalgoorlie to Kwinana and processed to produce high purity nickel briquettes, nickel powder, and other intermediate products. The balance is sold to other refiners.

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A flowchart providing an overview of the NBU operations is set out below:

[CHART HERE]

WMC’s nickel concentrate, matte and metal production are exported to Asia, Europe and North America. Nickel produced by WMC is principally used in making stainless steels. The remainder is used in specialty applications such as automotive parts and domestic appliances.

The NBU is within the lowest cost quartile of the western world nickel industry:

[CHART HERE]
Source: Brook Hunt 2001

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5.3.2	Reserves and Resources

WMC’s NBU is based on a large sulphide nickel resource base. The Leinster and Mt Keith operations currently have over 6 million tonnes of contained nickel in resource giving an operational life potentially in excess of 20 years. The resource from which the Kambalda operation sources its feed is expected to sustain the operation until at least 2006, although it is possible that supply could extend beyond this time. Ore Reserves as at 31 December 2001 are summarised below:

NBU Ore Reserves at 31 December 2001

		Proved		Probable		Total
Location		Ore (mt)	Grade (Ni %)	Ore (mt)	Grade (Ni %)	Ore (mt)	Grade (Ni %)

Leinster	u/g	14.3	1.6	8.5	1.8	22.8	1.7
	o/c	—	—	4.4	1.8	4.4	1.8
	s/p	0.3	1.5	—	—	0.3	1.5
Mt Keith	o/c	201	0.58	128	0.53	329	0.56
	s/p	21.4	0.49	—	—	21.4	0.49
Total		237.0	0.64	140.9	0.65	377.9	0.65

Notes: (1)	u/g = underground, o/c = open-cut and s/p = stockpile.
(2)	Excludes the Kambalda ore reserve at the Lanfranchi mine which has been mothballed ahead of its expected sale in 2003.

Mineral resources as at 31 December 2001 are summarised below:

NBU Mineral Resources at 31 December 2001

		Measured		Indicated		Inferred		Total
Location	Type	Resource (mt)	Grade (Ni %)	Resource (mt)	Grade (Ni %)	Resource (mt)	Grade (Ni %)	Resource (mt)	Grade (Ni %)

Leinster	u/g	15.2	2.3	15.3	2.4	13.1	1.9	43.6	2.2
	o/c sulphide	3.9	1.6	86.6	0.6	89.9	0.6	180.4	0.6
	s/p oxidised	6.4	1.5	—	—	—	—	6.4	1.5
Mt Keith	o/c	202.0	0.58	142.0	0.53	122.0	0.5	466.0	0.59
	s/p	21.4	0.49	—	—	—	—	21.4	0.49
	s/p oxidised	5.8	0.62	—	—	9.5	1.2	15.3	0.97
	o/c other	92.0	0.56	152.0	0.56	43.0	0.56	287.0	0.56
Total		346.7	0.67	395.9	0.63	277.5	0.63	1,020.1	0.64

Notes: (1)	u/g = underground, o/c = open-cut and s/p = stockpile.
(2)	The measured and indicated Mineral Resources are inclusive of those mineral resources that form part of the Ore Reserves.
(3)	Excludes Kambalda ore reserves at the Lanfranchi mine which has been mothballed ahead of its expected sale in 200 .

The Leinster and Mt Keith deposits are located in the Norseman-Wiluna Greenstone Belt in the Eastern Goldfields Province of Western Australia. The Norseman-Wiluna belt extends over 600 kilometres. It ranges in width from 5 kilometres to 25 kilometres and hosts a number of nickel sulphide deposits. The Leinster deposits is generally higher grade than Mount Keith, which is a large tonnage, low grade disseminated nickel sulphide deposit.

WMC’s NBU also owns the Yakabindie nickel deposit, the contiguous extension of the Yakabindie ore body and the North Six Mile deposit. The Yakabindie nickel deposit was reported to contain 287 million tonnes at 0.56% nickel in a large near-surface ore body. These deposits lie within 25 kilometres of WMC’s Mt Keith operations.

In addition, WMC has a nickel prospect at West Musgrave in Western Australia. West Musgrave is located within the Musgrave Ranges north east of Laverton near the South Australian border. Exploration work at West Musgrave has shown variable results, although large volumes of nickel and copper sulphides have been identified and extended over a strike length of five kilometres.

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5.3.3	Mining and Milling Operations

Kambalda

Kambalda is located 56 km south of Kalgoorlie in Western Australia. High-grade nickel sulphide ore is sourced from a number of mines in the region pursuant to long term agreements. Ore is milled and dried at Kambalda to produce nickel concentrate containing approximately 11-13% nickel. Concentrate is transported by rail to the Kalgoorlie nickel smelter for conversion to nickel matte.

Prior to 2000, Kambalda sourced the majority of its concentrator feed from its own mines. However, since that time WMC has sold all but one of its mines to third parties and entered into long term nickel purchase agreements with the purchasers. The agreements provide for the supply to, and processing of, ore at the Kambalda concentrator and the purchase of the subsequent concentrate by WMC for blending as smelter feed. WMC retains only one mine, the Lanfranchi mine which has been mothballed since April 2002, and is expected to be sold in 2003.

The mill at Kambalda has a capacity of 1.5 mtpa and the dryer has a capacity of 365 ktpa although neither is currently operating at capacity. Kambalda’s operational life is expected to be at least four years based on a production rate of approximately 16 ktpa of nickel contained in concentrate and the resources available at each of the mines from which Kambalda sources its ore. This reflects the mature nature of the operations, which began in 1967. Whilst Kambalda has a short operational life, its main contribution to the NBU is the production of a concentrate with a high ratio of iron to magnesia (Fe:MgO), which facilitates the operation of the smelter.

Leinster

Leinster is located approximately 375 km north of Kalgoorlie in Western Australia. High and low-grade nickel sulphide ore is mined using both underground and open pit methods. Ore is milled and dried at Leinster to produce nickel concentrate containing approximately 11-13% nickel. Concentrate is transported by rail to the Kalgoorlie nickel smelter for conversion to nickel matte.

WMC established its Leinster nickel operations in 1988 following the acquisition of the Agnew nickel mine. Leinster is expected to have an operational life of 10 years based on a production rate of approximately 30-40,000 tonnes per annum of nickel in concentrate. Further infill drilling at the Perseverance underground mine to convert resources to reserves has the potential to increase the life to approximately 16 years.

The majority of Leinster production currently comes from the Perseverance underground mine. The remainder comes from the Harmony open pit. WMC’s long term plans for Leinster assume 100% underground ore supply from 2004. Perseverance mine output is forecast to increase from the current 1.8 Mtpa to between 2.4-2.7 Mtpa from 2004 as two new ore surfaces (Hanging Wall Limb and Progress Shoot) are opened up and sub-level cave mining ramps up.

The Leinster mill is currently operating at 2.6 million tonnes of ore per year with an anticipated maximum capacity of approximately 2.7-3.0 million tonnes per annum. The current concentrator circuit is a conventional crush-grind flotation circuit. It includes primary crushing, SAG-ball milling, flotation and flash drying. The dryer has a capacity of 580,000 tonnes per annum and treats Leinster and Mt Keith concentrate. Nickel recoveries at the mill have averaged approximately 82.4% over the last four years, although WMC is working towards improving recoveries.

Mount Keith

Mt Keith is located approximately 450 km north of Kalgoorlie and 85 km north of Leinster in Western Australia. WMC began construction to develop the deposit in March 1993 following the acquisition of its joint venture partners interest. The Mt Keith operation was officially commissioned in January 1995.

The Mt Keith deposit is a large low-grade disseminated nickel sulphide reserve with a grade of approximately 0.56% nickel and is mined by open-cut methods by contractors. Mt Keith’s expected

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operational life is 30 years based on a production rate of approximately 50,000 tonnes per annum of nickel-in-concentrate.

The mill currently has a throughput capacity of 11.2 million tonnes per annum of ore. WMC is currently examining the possibility of expanding Mt Keith throughput to 14 Mtpa of ore having already completed a pre-feasibility study of an expansion to 16 Mtpa of ore. The expected capital cost of this expansion is approximately $200 million. WMC has progressively improved recoveries at Mt Keith from 60.8% in 1998 to 70.8% in 2001. WMC expects recovery rates in the short to medium term to remain at levels at or above 70%.

WMC sells up to 14 ktpa of Mount Keith nickel in concentrate to OMG Harjavalta Nickel Oy (“OMG”) under a long term contract. The contract term will expire when 140,000 tonnes in total have been delivered, which WMC expects to be in early 2005. WMC also has a long-term contract to supply 5,850 tonnes per annum of nickel in matte to OMG. The balance of production from Mt Keith is transported by road to Leinster or Kambalda for drying and blending with other concentrates before being railed to the Kalgoorlie nickel smelter.

5.3.4 Processing	Facilities

Kalgoorlie Smelter

The Kalgoorlie nickel smelter is located 15 km south of Kalgoorlie in Western Australia. The smelter currently has a capacity of 750 ktpa concentrate or 110 ktpa nickel in matte, although WMC has identified a number of opportunities to expand capacity to between 115,000 and 120,000 tonnes per annum. Any expansion is likely to be made in conjunction with an expansion of Mt Keith and potential development of the Yakabindie nickel project.

The smelter uses a flash furnace and is based on a modified flash smelting process developed by Outokumpu. The flash furnace smelts sulphide concentrates with sand flux to concentrate the valuable minerals of nickel, copper, cobalt and precious metals into a sulphide matte. Low-grade nickel matte from the flash furnace is further smelted in three converter units. Concentrate for the smelter is sourced from Kambalda, Leinster and Mount Keith (after being blended at Kambalda or Leinster) as well as third party suppliers. High grade nickel matte (approximately 72% Ni) is exported to custom refiners and a lower grade matte (approximately 66% Ni) is delivered to WMC’s refinery. Nickel recoveries are approximately 97%.

The smelter has operated in campaigns of varying length. The current operating furnace is in its fifth operating campaign having been upgraded on two occasions. In January 1999, the operations were stopped for 63 days due to a furnace leak. The furnace hearth was rebuilt at that time giving it an estimated life of 10 years.

The smelter includes an acid plant, constructed to capture approximately 90% of the SO2 emissions. Total annual sulphuric acid production is approximately 550,000 tonnes. The sulphuric acid is sold to users in Western Australia, the most important of which are the nickel laterite plants of Cawse and Bulong. On 20 February 2002 a fire broke out at the acid plant. WMC estimates that the fire will result in the loss of approximately 2,000 tonnes of nickel production in 2002.

Approximately 70% of the roughly 100,000 tonnes of nickel matte produced is railed to WMC’s Kwinana refinery for processing to nickel metal. The balance of nickel in matte is exported. Approximately 25% of nickel matte sales are to Sumitomo Metal and Mining Company Limited of Japan, pursuant to a contract that provides for delivery of 26,000 tonnes of nickel matte per annum until March 2005.

Kwinana Refinery

The Kwinana nickel refinery is situated 30 km south of Perth in Western Australia.

The refinery uses a modified Sherritt Gordon ammonia leach process to convert nickel matte from the Kalgoorlie smelter into LME grade nickel briquettes and nickel powder. The refinery also

REPORTS AND OPINIONS

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produces a number of intermediate products including copper sulphide, cobalt-nickel sulphide and ammonium sulphate. The cobalt-nickel sulphide is treated by a third-party processor that separates the nickel and cobalt into metal. WMC receives a credit for the nickel and has the cobalt metal returned for subsequent sale.

The refinery has a capacity of approximately 67,000 tonnes per annum of nickel metal with nickel recoveries of approximately 98%. As a result of a fire at the Kalgoorlie smelter and consequently reduced production, output at the refinery is expected to be below capacity in 2002. Operating costs have been progressively reduced by increasing process intensity, improving process control and targeted de-bottlenecking. WMC expects that further de-bottlenecking will increase production capacity to 70,000 tonnes per annum of nickel metal. Further expansions to at least 80,000 tonnes per annum capacity are also being evaluated.

5.3.5 Operating	and Financial Performance

The operating performance of WMC’s NBU is summarised as follows:

NBU Operating Performance

		Year ended 31 December
		1998	1999	2000	2001
Mining & Milling
Kambalda
Ore milled	(‘000t)	1,386	369	540	602
Nickel grade	(%)	2.65	3.36	3.84	3.37
Recovery	(%)	90.8	89.7	92.7	93.0
Nickel-in-concentrate	(‘000t)	33.4	11.1	19.4	18.6
Leinster
Ore milled	(‘000t)	2,256	2,098	2,642	2,324
Nickel grade	(%)	2.34	2.08	1.92	2.04
Recovery	(%)	83.9	82.2	80.4	80.2
Nickel-in-concentrate	(‘000t)	44.3	36.0	40.7	38.0
Mt Keith
Ore milled	(‘000t)	10,628	10,435	10,685	10,920
Nickel grade	(%)	0.65	0.65	0.63	0.62
Recovery	(%)	60.8	61.1	71.0	70.2
Nickel-in-concentrate	(‘000t)	42.0	41.2	47.5	47.9
Total nickel-in-concentrate	(‘000t)	119.7	88.3	107.7	104.5
Kalgoorlie Smelter
Concentrate treated	(‘000t)	722.4	575.2	737.2	704.3
Nickel grade	(%)	14.2	13.9	14.3	14.2
Recovery	(%)	97.0	98.5	97.8	96.5
Matte produced	(‘000t)	145.7	117.0	148.1	140.4
Nickel-in-matte produced	(‘000t)	100.1	79.7	103.0	96.6
Kwinana Refinery
Matte treated	(‘000t)	84.1	83.1	94.0	94.2
Nickel grade	(%)	65.7	64.4	66.9	66.5
Recovery	(%)	97.4	97.8	97.5	97.2
Refined nickel produced	(‘000t)	53.7	53.0	60.5	61.3
Operating Costs and Capital Expenditure
Cash costs (net of credits)	(US$/lbNi)	1.21	1.15	0.96	1.18
Capital expenditure	($m)	222	133	156	228

Note: In 1999, the Kalgoorlie nickel smelter was shut down for 63 days for a major furnace rebuild following a furnace leak

39

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The following table summarises the historical financial performance of the NBU:

NBU Financial Performance

	Year ended 31 December
	1998	1999	2000	2001
Ni Sales (‘000t)	114.5	97.3	120.4	109.5
Ni Price (US$/lb)	3.35	2.74	3.92	2.69
A$:US$ exchange rate	0.63	0.65	0.59	0.52
Sales ($m)	1,241	1,034	1,862	1,342
EBITDA ($m)	171	345	1,035	511
EBIT ($m)	(40)	173	825	301

Note: EBIT and EBITDA before hedging and corporate allocations

The NBU achieved record profits in 2000, reflecting a high average nickel price for the year, the benefits of a depreciating A$ and business improvements. EBITDA fell in the 2001 financial year due largely to lower revenues, as a result of lower nickel prices reflecting reduced demand and higher operating costs in the period.

5.4 Fertilizer	Business

5.4.1	Overview

The fertilizer business consists primarily of the QFO, a phosphate rock mine and integrated phosphate/nitrogen fertilizer processing facility. The business also includes Hi-Fert, a distributor and marketer of fertilizer products in south eastern Australia.

The QFO produces and markets diammonium phosphate (“DAP”) and monoammonium phosphate (“MAP”). With an expected long term production capacity of approximately 1.06 million tonnes per annum of DAP and MAP combined, the QFO is the largest fertiliser production facility in Australia. Once operating at full production capacity, the QFO is expected to become the lowest cash cost producer of DAP in the world.

The QFO, one of the most highly integrated fertilizer production operations in the world, consists of a sulphuric acid plant at Mount Isa, the mining operation and fertilizer plant at Phosphate Hill and storage and port facilities in Townsville. Phosphate Hill is approximately 160 kilometres south southwest of Mount Isa in north west Queensland:

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[CHART HERE]

WMC acquired its interest in the QFO project in 1980. It operated the existing facilities at Phosphate Hill until 1983 when it became clear the existing arrangements made it uneconomic to operate. The project became more attractive in the late 1990’s when natural gas became available in the region on improved terms. In 1996, after securing supplies of natural gas, smelter gases for sulphuric acid production and government support for rail infrastructure, WMC announced its intention to develop the QFO. The QFO plant was constructed on a lump-sum turnkey basis and completed in late 1999. After delays during the commissioning period the plant was handed over to WMC in late October 2000.

Production at the QFO is yet to reach capacity on a consistent basis, although the plant has run at nameplate capacity for a number of months. WMC expects that, when the QFO operates at full capacity, it will become the lowest cash cost producer of DAP in the world. This strong competitive position primarily reflects:

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access to a low cost source of phosphate rock as a result of the nature of the mining operations (open cut mine with the ore body close to the surface), the short haulage routes from the mine to the processing plant and the simple beneficiation process;

■	a competitive sulphur supply which is partly sourced from the waste gases from the MIM Mount Isa copper smelter;

■	on-site production of ammonia, produced using natural gas purchased under long term contract arrangements; and

■	proximity to key markets in Australia and the Asian region, reducing transport costs.

WMC has reviewed the carrying value of the QFO for the purposes of the Demerger. WMC Resources expects to write down the carrying value of property, plant and equipment of the QFO to fair value of approximately $551 million following the Demerger (which involves the sale at fair value from WMC to WMC Resources). Furthermore, WMC is currently undertaking a strategic review of the QFO (including Hi-Fert) examining the range of options available to enhance shareholder value.

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5.4.2    Reserves and Resources

The Phosphate Hill deposit is extensive and expected to support operations for more than 35 years at targeted operating rates. Occurring as apatite (calcium phosphate), quartz, alumina and iron oxide impurities, the resource has high grades of phosphate (measured as P2O5). However, the extent of the economic reserves is constrained by high concentrations of iron oxide (Fe2O3) which impacts the quality of DAP.

The following table summarises ore reserves and resources at 31 December 2001:

QFO Ore Reserves and Resources at 31 December 2001

Reserves	Tonnes (M)	P2 O5 (%)	Resources	Tonnes (M)	P2O5 (%)
Proved	25.5	24.2	Measured	32.9	24.5
Probable	65.5	24.1	Indicated	56.9	24.0
			Inferred	22.7	20.6
Total	90.8	24.2	Total	112.5	23.6

Note: The reserves have been determined using an average ore feed grade of 2.0% iron oxide with a maximum cut-off of 2.45%.

5.4.3    Mining

Three pits (Galah, Brolga and Jabiru) are currently mined at Phosphate Hill, with mining conducted by contractors. The five year mine plan focuses on blending hard and soft ores from the Brolga and Galah pits.

The mine pits are relatively simple and shallow with extraction of the phosphate ore being undertaken by excavator trucks without drilling or blasting. Overburden material, mostly shale and alluvium, varies in thickness from 0-100 metres, with an average of approximately 35 metres. Overburden is disposed of at nearby mine waste dumps. Ore is hauled using small-scale mining equipment to stockpiles at the beneficiation plant. The mining fleet includes six 50 tonne haul trucks, two 100 tonne excavators, two front end loaders and ancillary fleet.

The QFO is selectively mining the ore to maintain an average feed grade of no more than 1.8% iron oxide. WMC expects that it will be possible to increase the average feed grade to 2.0% after the installation of a magnetic separation unit in the beneficiation plant.

5.4.4    Processing

The processing facilities at the QFO are the first of their kind in Australia. The QFO is one of the few operations worldwide that fully integrate mining operations, the production of ammonia from natural gas and the production of DAP and MAP.

The main feedstocks for the process are phosphate ore, sulphuric acid and ammonia:

■
phosphate ore is mined on site. The mined ore is crushed, washed and deslimed, ground and thickened at the beneficiation plant to produce a phosphate rock slurry. Selective mining is currently occurring to ensure targeted iron oxide levels for processing are met. As this is not sustainable in the long term, WMC is modifying its beneficiation plant to allow feeds of ore with an average concentration of 2.0% iron oxide;

■
sulphuric acid is sourced from the QFO’s sulphuric acid plant located in Mount Isa and purchased from Korea Zinc’s refinery in Townsville. The QFO’s sulphuric acid plant uses waste gases from MIM Holdings Limited’s Mount Isa copper smelter. If there is a shortfall in gas from the smelter, externally purchased sulphur is burned at the acid plant. It is uncertain whether waste gases from the MIM smelter will be available after 2012 due to the expected decline in current stated reserves and resources. Sulphuric acid is transported by rail to Phosphate Hill from Mount Isa and Townsville;

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all the QFO’s ammonia requirements are produced on site in its ammonia plant. Hydrogen is extracted from natural gas sourced from the Cooper Basin and transported to Phosphate Hill via AGL’s Carpentaria gas pipeline.

Phosphate rock slurry is processed with sulphuric acid to first produce phosphoric acid. The phosphoric acid is then reacted with ammonia to form an ammonium phosphate slurry which is subsequently granulated to form MAP or DAP. The final product is railed to Townsville where it is stored and dispatched.

The following diagram illustrates the production process at the QFO:

[CHART HERE]

The nameplate capacity of the plant is 975,000 tonnes. Since completion in late 1999, production at the QFO has been steadily increasing. In December 2001, the plant reached an annualised rate of 965,000 tonnes per annum of DAP equivalent. Production in the first half of 2002 has been below capacity largely because of a shortage of sulphuric acid created by operational difficulties at the QFO’s sulphuric acid plant and issues with the rail infrastructure between Mount Isa and Phosphate Hill.

WMC expects to expand the QFO’s capacity having identified a number of small capital projects and de-bottlenecking initiatives to increase capacity to 1.06 million tonnes per annum. The expansion process is anticipated to occur incrementally over the next few years. A major capacity expansion to 1.3 million tonnes per annum is also under consideration.

5.4.5    Markets

Approximately 74% of production is currently sold in Australia through major fertilizer distributors (Pivot and Incitec) and, at the retail level, Hi-Fert. Sales to Hi-Fert in 2001 accounted for approximately 20% of volume. The QFO’s margin on domestic sales is greater than the margin on export sales due to the QFO’s freight cost advantage in the domestic market.

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Export sales are made through Cargill Fertilizers Inc (“Cargill”) under a marketing agreement that expires in 2004 (subject to WMC exercising an option for a five year extension). Under the terms of this agreement WMC is contracted to supply a minimum of 350,000 tonnes per annum of DAP to Cargill. The majority of this product is targeted at the South East Asian market. Because of the differential between freight costs from North America and from Townsville, the QFO has a comparative advantage supplying product into these markets.

5.4.6    Hi-Fert

Hi-Fert operates a fertilizer marketing and distribution business in New South Wales, Victoria and South Australia, marketing 21 base fertilizers and 13 coated fertilizers. Hi-Fert has dispatch facilities in Newcastle, Lara, Portland, Adelaide, Kadina and Port Lincoln, from which it operates blending plants so that that fertilizer mixes can be produced to meet specific customer requirements.

5.4.7    Operating and Financial Performance

Operating costs have improved significantly since the plant was fully commissioned in October 2000, as production rates have increased towards nameplate capacity:

QFO Operating and Financial Performance
	Year ended 31 December
	2000	2001
Operating Statistics
Ore mined (kt)	1,075	1,904
DAP produced (kt)	326	651
MAP produced (kt)	—	58
Total production (kt)	326	710
% of nameplate	33%	73%

Realised Prices
DAP average price (US$/t)	154	146
A$/US$ (cents)	0.58	0.52

Financial Performance
Sales ($m)	72.2	206.4
EBITDA ($m)	(17.9)	6.1
Capital expenditure ($m)	93.3	42.3

Operating Costs
Cash costs ($/tonne)	272	261
Total costs ($/tonne)	383	396

Earnings in 2001 were affected by low production rates and historically low DAP prices in the period. In addition, cost performance in 2001 was impacted by the extended shutdown of the plant in July and August to resolve a number of production issues. The performance of the QFO improved in the first half of 2002 notwithstanding the shortage of sulphuric acid. Total production in 2002 is expected to exceed 2001 levels (800,000 tonnes) which together with improved prices, is expected to see improved earnings.

Hi-Fert’s historical financial performance is summarised in the following table:

Hi-Fert Financial Performance

	Year ended 31 December
	1999	2000	2001
Sales ($m)	191.3	186.0	221.5
EBITDA ($m)	4.0	(3.4)	3.7
EBIT ($m)	1.4	(5.7)	1.4

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Hi-Fert’s margins in 2000 were affected by heavy competition and discounting. An increase in sales and a reduction in operating costs through workforce reduction and restructuring resulted in a significant improvement in profitability in 2001.

5.5    Other Assets

5.5.1    Projects

WMC Resources will have two advanced exploration projects which are subject to feasibility work: the West Meliadine gold project in Nunavut, Canada, and the Corridor Sands mineral sands project in Mozambique.

The West Meliadine project is located near Hudson Bay in sub-Arctic Northern Canada. WMC has been exploring in the area since 1995 and holds a 56% interest in the project. The balance is held by Comaplex Minerals Corp and Cumberland Resources Ltd, listed Canadian companies. WMC attempted to dispose of its interest in West Meliadine in 2001. While this was initially unsuccessful, discussions continue with a number of interested parties. The project has been put on care and maintenance pending the outcome of those discussions.

The Corridor Sands minerals sands project is located approximately 180 km north of Maputo, the capital of Mozambique, approximately 60 km inland from the coast. The project, owned by Southern Mining Corporation Ltd (“SMC”), envisages an integrated mining, concentration and smelting operation to produce titanium dioxide slag. WMC paid US$15 million for the right to conduct a bankable feasibility study and an exclusive option to acquire a controlling interest in the project.

A bankable feasibility study was completed in July 2002 identifying Mineral Resources totalling 16.6 billion tonnes of deposits containing high levels of total heavy minerals. The size and quality of the resource provides an attractive base for a project. However, major issues for the project include the magnitude of the capital requirement, the project’s location in Mozambique and uncertainty as to whether the market could absorb the volume of titanium slag that is planned to be produced.

If WMC decides to exercise its option, WMC Resources will be required to provide US$[180] million of initial project funding and may have other disproportionate funding obligations. For this investment, WMC Resources will acquire an initial 60% interest in the project. SMC will hold 40% in the project and South African state-owned Industrial Development Company will have an option to acquire 10% in the project.

5.5.2    Exploration

WMC Resources will assume all of WMC’s exploration activities. These activities have historically involved a world-wide exploration effort focussed on gold, copper and nickel. In 2001, WMC spent $57 million on exploration. The exploration budget for 2002 for WMC Resources has been significantly reduced to $25 million. A number of projects are currently being pursued of which the West Musgrave project has been the main focus.

The West Musgrave project area of approximately 7,600km2 is located near the border of Western Australia and South Australia, around 800 km north east of Leonora. Large geophysical and geochemical anomalies have been tested at the Nebo and Babel prospects. Although variable, these tests indicated large volumes of nickel and copper sulphides extended over a strike length of five kilometres. Follow up drilling has been less encouraging, but WMC is continuing its exploration programme in the West Musgrave project area. Further regional electromagnetic surveys of other prospective areas in the region was completed in early 2002. Follow up ground geophysical surveys were commenced in July 2002 with drilling at identified targets expected to commence in September 2002.

Other exploration projects include a number of Australian, Chinese and Peruvian prospects.

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5.5.3	Other

WMC Resources will have a number of other assets:

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the Group Technology division, which has an annual budget of around $25 million, has acquired and developed a range of intellectual property in relation to, principally, geoscience, mining and minerals processing. The most significant of these is the intellectual property in a bioleach nickel sulphide processing technology; and

■	a 94% interest in the Adwest Limited Partnership venture capital fund.

5.6	Earnings

The pro forma historical and forecast earnings performance of WMC Resources are summarised below:

WMC Resources – Pro forma Earnings Performance

	Year end 31 December
(A$ million)	1999	2000	2001	2002F	2003F
Revenue
Copper	499	895	913	772	840
Nickel	1,034	1,862	1,343	1,362	1,529
Fertilizers	192	230	382	426	448
Other	46	122	90	91	4
Total Revenue	1,771	3,108	2,728	2,651	2,820
EBITDA
Copper	156	453	405	303	293
Nickel	354	1,027	511	471	628
Fertilizers	4	(26)	6	27	48
Corporate	(34)	(35)	(37)	(44)	(26)
Exploration, New Projects and Other	(87)	(64)	(109)	(74)	(60)
Total EBITDA (excluding hedging)	394	1,355	775	683	884
Depreciation and amortisation	318	429	482	(539)	(528)
EBIT
Copper	24	262	223	46	77
Nickel	185	823	288	247	379
Fertilizers	(2)	(53)	(60)	(20)	(5)
Corporate	(38)	(40)	(44)	(54)	(35)
Exploration, New Projects and Other	(90)	(67)	(113)	(76)	(61)
Total EBIT (excluding hedging)	75	926	294	144	355
Hedging gains / (losses)	(52)	(320)	(291)	(24)	33
Total EBIT (after hedging)	24	605	3	120	388
Net interest				(55)	(48)
Profit before tax				66	340
Tax expense				7	(79)
Profit attributable to WMC shareholders				73	261
EBITDA margin (%)	22%	44%	28%	26%	31%
Copper	31%	51%	44%	39%	35%
Nickel	34%	55%	38%	35%	41%
Fertilizers	2%	nm	2%	6%	11%

Source: Scheme Booklet. Numbers may not add due to rounding.

In analysing the pro forma earnings of WMC Resources, the following should be noted:

■
results for the three years ended 31 December 2001 are based on audited accounts. Forecasts of earnings for the years ending 31 December 2002 and 31 December 2003 have been prepared by and are the responsibility of WMC management. Forecasts for the year ending 31 December 2002 are based on six months of actual results;

REPORTS AND OPINIONS

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•
the pro forma forecasts for the years ending 31 December 2002 have been prepared by WMC on the basis that the Demerger occurred on 1 January 2002. Pro forma forecasts for the year ending 31 December 2003 have been prepared assuming the Demerger occurs on 30 November 2002. Pro forma EBIT has been presented for prior years on the basis WMC Resources existed at the beginning of the period and excludes revenues and costs of discontinued operations. All pro forma information is stated before non-recurring items;

•
the pro forma earnings relate only to the continuing businesses of WMC Resources. They exclude those businesses which have been divested or discontinued during the three years ended 31 December 2001, and the gains or losses on the disposal of those businesses or other assets;

•
the pro forma results for 2000 reflected strong performances from the Nickel Business Unit and Olympic Dam. Nickel prices were sharply higher. Together with increased production volumes and lower costs, this resulted in record contribution from the Nickel Business Unit. The first full year’s production following the expansion of Olympic Dam, higher copper prices and lower unit operating costs resulted in a significantly improved performance from Olympic Dam;

•
earnings for 2001 declined considerably, principally due to lower nickel and copper prices. EBIT for 2001 was negatively impacted by the inclusion of non-recurring items totalling $32 million, Olympic Dam accounted for $11 million ($72 million write off of plant offset by insurance proceeds of $61 million) and a provision for redundancies accounted for the imbalance;

•
underlying earnings are expected to fall further in 2002 reflecting a decline in earnings for Olympic Dam and the Nickel Business Unit partially offset by improved performance of the QFO and lower exploration expenditure. The key assumptions underlying the forecasts are:

•	copper prices fall marginally to US$0.71/lb, nickel prices improve to US$3.03/lb and DAP/MAP prices remain relatively constant at US$157/tonne;

•	exchange rate of A$1 = US$0.54;

•
production at Olympic Dam is curtailed due to the fire leading to sales of 185,000 tonnes of copper and 3,888 tonnes of uranium. Higher costs are also expected partly stemming from the fire, partly from insurance and backfill costs and partly from increased third party purchases. Insurance proceeds arising from the business disruption from the Olympic Dam fire are estimated to be $80 million;

•
production of metal from Nickel Business Unit is expected to be approximately 25% higher than in 2001 resulting in higher sales of metal. This is offset by a fall in nickel-in-matte sales reflecting, in part, diversion of production to the Kwinana refinery. Costs are expected to rise due principally to increasing costs of third party feed purchases;

•
the ramp up of the QFO operations is hampered by sulphuric acid supply issues although it operates at 82% capacity (up from 73% in 2001). Sales increase to 876,000 tonnes in 2002 and are met by increased production (up by 91,000 tonnes), a run-down of stocks and third party purchases. Costs are expected to decline marginally with earnings being driven by increased sales volumes particularly through Hi-Fert;

•	new projects, exploration and other costs fall by $35 million to $74 million following a restructure of the exploration operations in 2001;

•
hedging losses are based on the mark to market value of the hedge book to be assumed by WMC Resources. Actual cash outflows from the hedging book based on forecast exchange rates is estimated to be $157 million materially higher than the profit impact;

•	interest expense reflects the proposed capital structure of WMC Resources and average borrowing costs of 4.1%;

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•	a taxation benefit is expected largely reflecting permanent differences. Minimal tax is expected to be paid due to utilisation of tax losses; and

•	a dramatic improvement in earnings is forecast for 2003 as a result of improvements at each of the operations. The key assumptions underlying the forecasts are:

•	copper prices improve 10% to US$0.78/lb, nickel prices increase to US$3.40/lb and DAP/MAP prices increase by 11% to US$175/tonne;

•	the exchange rate strengthens to A$1 = US$0.58;

•
production at Olympic Dam increases as the rebuilt uranium/copper solvent extraction circuits come on stream through the year. However, copper production remains significantly below capacity due to the 40 day major smelter shutdown. Uranium sales increase to 4,285 tonnes and copper sales increase to 196,000 tonnes. Costs decline reflecting lower processing costs and third party product purchases (to meet contractual obligations);

•
production issues experienced in 2002 at the Nickel Business Unit are resolved leading to higher production levels (particularly of nickel in matte). Accordingly, sales increase to 114,000 tonnes. Lower third party product purchases together with lower mining costs at Mount Keith are forecast to reduce unit operating costs;

•
the QFO is forecast to reach almost 90% of capacity. While sales remain relatively flat at 874,000 tonnes, third party product purchases are expected to be replaced with QFO product. Increased production levels are expected to reduce unit costs although total costs are anticipated to remain relatively constant;

•	new project, exploration and other costs are expected to fall to $61 million;

•
hedging gains are based on the mark to market value of the hedgebook to be assumed by WMC Resources. Based on forecast exchange rates, cash outflows from the hedging book of $95 million are anticipated;

•	interest expense reflects the proposed capital structure of WMC Resources and average borrowing costs of 4.3%; and

•	the effective tax rate is expected to be 23% largely reflecting permanent differences due to hedging. However, minimal tax is expected to be paid due to the utilisation of tax losses; and

•
earnings in 2003 reflect the ongoing impact of curtailed production at Olympic Dam. WMC expects Olympic Dam will be operating at full capacity by the end of 2003. The impact on WMC Resources performance is material. Accordingly, WMC has prepared forecasts for the year ending 31 December 2003 adjusted to remove the impact of the Olympic Dam production constraints. WMC’s analysis suggests that EBITDA and net profit after tax for the year ending 31 December 2003 would have been $88 million and $65 million higher respectively if no production constraints existed at Olympic Dam.

Detailed pro forma financial information is set out in Section 7.12 of the Scheme Booklet. The key assumptions upon which the forecasts are based are set out in Section 7.12.2 of the Scheme Booklet. The forecasts should be read in conjunction with the risk factors described in Sections 4.5 and 7.11 of the Scheme Booklet, the sensitivity analysis set out in Section 7.12.2 of the Scheme Booklet, and the Investigating Accountant’s Report set out in Section 12 of the Scheme Booklet. Grant Samuel takes no responsibility for the forecasts. Grant Samuel does not warrant the achievement of the forecasts. Forecasts by their nature involve assessments of uncertain future events. Actual future performance may be significantly more or less favourable than the forecasts.

REPORTS AND OPINIONS

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5.7	Financial Position

The pro forma balance sheet of WMC Resources as at 30 June 2002 is summarised below:

WMC Resources – Pro forma Balance Sheet

(A$ million)	As at 30 June 2002
Receivables	478.2
Inventories	481.9
Other	69.6
Creditors and current provisions	(411.9)
Net current assets	617.8
Property, plant and equipment	5,625.7
Non-current receivables	12.2
Non-current inventories	83.1
Exploration and evaluation	62.3
Net hedging position	(711.0)
Non-current provisions	(537.4)
Other	12.3
Capital employed	5,165.0
Borrowings (net)	(1,640.7)
Minority interest	(0.8)
Shareholders funds	3,523.5
Gearing[1]	32%

Source: Scheme Booklet. Numbers may not add due to rounding
Note:    (1) Net debt / (net debt + shareholders’ funds)

The pro forma financial position of WMC Resources has been prepared on the basis that the Demerger had been completed on 30 June 2002. In analysing the pro forma balance sheet of WMC Resources, the following should be noted:

■	WMC’s hedge book, which WMC Resources will assume, has been restated at fair value;

■
the property, plant and equipment of Olympic Dam and the QFO have been restated at fair value resulting in a net increase of $995 million. This adjustment comprises an increase for Olympic Dam of $1,313 million and a $308 million decrease for QFO. Pro forma gearing based on the book value before the restatement to fair value is 39%; and

■
as part of the financial restructuring for the Demerger, WMC Resources will seek to refinance its US dollar denominated debt. WMC currently has four outstanding fixed interest debt securities with a total outstanding of US$800 million. Given the current interest rates, WMC Resources will offer to acquire these securities at a premium to face vale. The proforma debt has been adjusted to include an amount of $198 million representing the premium and break costs which WMC Resources expects to pay.

A detailed description of the assumptions and adjustments incorporated in the pro forma balance sheet of WMC Resources is set out in Section 7.12.2 of the Scheme Booklet.

5.8	Taxation

WMC Resources will inherit the significant tax losses generated from its key projects. As at 31 December 2001, these tax losses were estimated at $621 million on an after tax basis (A$371 million revenue losses, A$250 million capital losses). The Demerger, coupled with the impact of the tax consolidation regime may impact WMC Resources’ ability to utilise the tax losses as quickly as WMC might have been able to. The likely impact is not able to be fully determined with any certainty due to the incomplete nature of the legislation and the preliminary nature of WMC’s tax planning. Notwithstanding the uncertainty, WMC expects WMC Resources will pay only minimal tax in the short term. As a consequence WMC Resources is expected to pay only unfranked dividends in the immediate future.

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6	Evaluation of the Demerger

6.1	Summary

The Demerger will have no direct impact on the asset portfolio in which WMC shareholders have an economic interest. WMC shareholders will continue (at least initially) to hold interests in the same set of assets, although through different corporate structures. Accordingly, evaluation of the Demerger requires an assessment of whether a change in the asset ownership structure is, of itself, likely to:

■	promote more efficient utilisation of the assets;

■	enhance share market perceptions of the value of the assets, as reflected in share prices; or

■	increase the price that could be realised for the assets in the context of a takeover or similar transaction.

The Demerger will result in the creation of two more focussed companies, with expected benefits in terms of investor flexibility, transparency and the alignment of management incentives with corporate performance. These factors suggest that the Demerger should result in more efficient utilisation of the assets of WMC Resources and should increase investor interest in both Alumina Ltd and WMC Resources. On the other hand, the Demerger will have some potential drawbacks including the duplication of some corporate costs, a sub-optimal capital structure for Alumina Ltd (at least initially), higher gearing in WMC Resources and, potentially, an increase in the cost of capital for the two new companies. Assessment of the net effect of all these advantages and disadvantages is essentially judgemental. Some of the expected benefits should be achievable, at least in part, within WMC in its current form.

WMC’s current structure severely limits the number of parties that could realistically be considered potential acquirers of WMC. In Grant Samuel’s view, the Demerger will significantly increase the competitive tension between potential buyers of WMC (or its assets), and materially enhance the prospect that any change of control (by way of takeover or otherwise) will occur at prices reflecting full underlying value. In recent years there has been a substantial degree of rationalisation in the resources sector. WMC’s assets are likely to be highly attractive to a number of the major resources companies. In this context, the Demerger’s promotion of a more competitive market for control of WMC represents a compelling advantage. Moreover, market expectations of corporate activity are likely to provide material support for the share prices of Alumina Ltd and WMC Resources.

The Demerger is not expected to have any corporate tax implications for WMC of a material nature. Similarly the Demerger should have no tax consequences for the vast majority of WMC shareholders. Australian, eligible US resident shareholders and overseas tax exempt pension funds are unlikely to face any tax liability as a result of the Demerger. These shareholders are estimated by WMC to account for more than 85% of its total shares on issue. The consequences for other shareholders will depend on their domicile and tax status. Some of these shareholders are likely to face a potential tax liability, particularly in respect of their WMC Resources shares. Shareholders should consider seeking their own taxation and other professional advice when assessing the Demerger.

In Grant Samuel’s view shareholders are likely to be better off if the Demerger proceeds than if it does not. The Demerger will help to ensure that competition for ownership of WMC’s assets is maximised. As demonstrated in recent takeovers of large Australian resources companies, competitive bidding processes can deliver substantially enhanced value to shareholders. By comparison, other advantages and disadvantages of the Demerger are unlikely to be material. Accordingly, Grant Samuel has concluded that the Demerger is in the best interests of shareholders.

REPORTS AND OPINIONS

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6.2    Background

Demergers, also commonly referred to as ‘spin-outs’ have been a common feature of equity markets in recent years. Spin-outs have typically been undertaken to create investment opportunities with a single geographic focus (such as Coca-Cola Amatil’s spin out of Coca-Cola Beverages) a single industry focus (such as the split of Boral’s building and energy businesses) or a single commodity focus (such as Delta Gold’s spin out of Zimbabwe Platinum Mines).

The broad principle underlying these spin-outs is that sharemarkets generally do not reward corporate diversification unless there are substantial synergies available to a corporate holder of a diversified portfolio of assets. Investors can achieve diversification themselves and generally prefer the investment flexibility offered by companies that have relatively focused business operations.

A number of demergers have occurred in Australia over the last few years. In the most part these have involved the spin-out of a subsidiary exposed to an unrelated industry or distinctly different market:

Recent Demergers

Date	Parent	Business/market focus	Demerged Company	Business/market focus

June 1998	Cosca-Cola Amatil	Beverages – Asia Pacific	Coca Cola Beverages	Beverages – Europe

Oct 1998	Delta Gold	Gold	Zimbabwe Platinum Mines	Platinum

June 1999	PBL	Media and entertainment	ecorp	Internet

Feb 2000	Boral	Building materials	Origin Energy	Energy

April 2000	Amcor	Packaging	PaperlinX	Paper

June 2000	AGL	Energy (unregulated)	Australian Pipeline Trust	Energy (regulated)

Oct 2000	BHP	Resources	OneSteel	Steel

July 2002	BHP Billiton	Resources	BHP Steel	Steel

The primary reason given for demergers is to enhance shareholder value. However, it is difficult to assess whether any demerger has been “successful” in this regard as there is no reliable benchmark of performance post the demerger. There is some (albeit limited) empirical evidence to suggest that demergers do enhance value. A number of studies5 have found that there was a positive impact on the share price (of around 3-6%) at the time of the announcement. One study has shown that, in some circumstances, there is no decline even if the demerger is ultimately withdrawn6. Several other studies have found that significant abnormal returns are achieved over an extended period following the demerger for the demerged company, the parent and the combination of the two.7 The principal reasons forwarded for the positive abnormal returns included:

■	increased business focus leading to improved operating performance;[8]

■	increased corporate activity associated with the spun-out company;[9] and

■	improved information available to the market about the spun-out company.[10]

5.	See for example: P.L. Anslinger, S.J. Klepper and S. Subramaniam, "Breaking up is good to do", The McKinsey Quarterly, 1999 Number 1 and Thomas Kirchmaier, Financial Times, 7 February 2001.
6.	K. Alli, G. Ramirez and K. Yung, "Withdrawn Spin-offs: An Empirical Analysis", The Journal of Financial Research, Winter 2001.
7.
See for example: J.Wyatt, "Why Spinoffs Work for Investors", Fortune, October 16 1995, p72; P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1996 and T.A. John, "Optimality of Spin-outs and Allocation of Debt" Journal of Financial and Quantitative Analysis, 1993.

8.	H. Desai and P.C. Jain, "Firm performance and focus: long-run stock market performance following spin-outs", Journal of Financial Economics, Volume 54, No.1, October 1999.
9.	P.J. Cusatis, J.A. Miles and J.R. Woolridge, "Restructuring Through Spin-outs, The Stock Market Evidence", Journal of Financial Economics, Volume 33 No. 3, June 1993.
10.	S. Krishnaswami and V Subramaniam, "Information asymmetry, valuation and the corporate spin-out decision" Journal of Financial Economics, Volume 53, No.1 July 1999.

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An analysis of the relative sharemarket performance of more recent demergers, while admittedly imperfect and crude, tends to support the empirical evidence. For instance, a comparison of Amcor’s performance before the demerger of PaperlinX with Amcor’s and PaperlinX’ combined performance post the demerger suggests that the demerger may have enhanced shareholder value:

[CHART HERE]

Similarly, the demerger of Boral and Origin Energy may have enhanced shareholder value. Boral’s share price prior to the demerger underperformed both the Building Materials index and the Energy Index:

[CHART HERE]

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However, following the demerger, Boral’s share price has, following a brief period of adjustment performed largely in line with the building materials index. Similarly, after allowing for the significant increase in Origin’s share price following an announcement of exploration success, Origin’s share price has largely tracked the energy index:

[CHART HERE]

On the other hand, some recent studies have found that demergers may negatively impact value and that conglomerates have outperformed the market over some periods.11 While the balance of evidence does favour demergers as adding value, the contrary views serve to underline the fact that there is no universal rule as to appropriate structures for businesses. There are successful and unsuccessful conglomerates.

6.3      Impact on the Underlying Business

Overview

The Demerger will result in the creation of two companies with separate boards and management teams. It has been argued that this will result in greater board and management focus and consequent improvements in the returns from, in particular, WMC Resources. On the other hand, there will be a duplication of some corporate costs and a loss of any synergistic benefits available to WMC in its current form. The magnitude of any net benefit is difficult to assess. In Grant Samuel’s view, it is likely that, in theory at least, part of the benefits could be achieved by WMC in its current form.

Greater management and board focus

The Demerger will create two separately listed entities, each with its own management and board of directors focussed on their respective businesses. WMC believes that this focus will improve returns from the assets of the demerged companies. In particular, the increased focus is expected to improve the performance of the assets to be held by WMC Resources.

It is likely that the Demerger will impose increased financial and operational disciplines on the new management of WMC Resources. Without the strong and relatively stable cash flows from AWAC,

11.
Boston Consulting Group, "Conglomerates Reports", 2002. However, this study was based on share price performance up to 2000 and several of the conglomerates in the sample (eg. Marconi, Vivendi Universal, Tyco) would now show a very different picture.

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WMC Resources will be forced to fund future growth opportunities from its own resources. Management of WMC Resources will be encouraged to be more disciplined with respect to capital and operating expenditure.

Furthermore, remuneration of WMC Resources management can be more readily linked to the performance of businesses over which management has exclusive control. Historically, management remuneration has been linked, at least in part, to the performance of WMC shares. WMC’s share price has been significantly influenced by the performance of AWAC, a business over which Alcoa has general operational control (albeit with historically a significant operational contribution from WMC). To the extent that remuneration is linked to share price performance, the Demerger will ensure that management remuneration is more directly related to performance over which management has exclusive control.

WMC is firmly of the view that the increased focus resulting from the Demerger will be beneficial for WMC Resources and Alumina Ltd. However, the benefits that arise from greater board and management focus are hard to quantify and are only likely to emerge over the longer term. The perception of investors is perhaps as relevant as any quantifiable benefit. If equity markets tend to support the view that there are benefits from a more focussed management and board, then there can be expected to be some positive impact on the share prices of the demerged companies, particularly WMC Resources. However, the extent of this positive impact is uncertain. It is likely that any positive perception will only emerge over time, as the theoretical benefits of increased focus are demonstrated through superior performance.

Duplication of corporate costs

The Demerger will result in the duplication of certain corporate costs. These costs are:

■
listed company costs including the costs associated with maintaining a share register, annual reports (preparation, audit, review, printing and dispatch), shareholder communications, legal and regulatory compliance, sharemarket listing and a board of directors; and

■	central administrative costs including accounting, information technology, legal, taxation and other general services.

While certain services will be shared for a transitional period, ultimately each of the separate entities will have to support these overheads from its own resources. The incremental listed company and corporate costs are estimated by WMC to be in the order of $4.6 million per annum. In the context of the earnings, assets and likely market values of each of the businesses, this is not a substantial cost.

Loss of synergies

The Demerger will result in the loss of any synergies that may have been derived from holding WMC’s 40% interest in AWAC together with its wholly owned portfolio of non-alumina assets within a single corporate group.

There has been significant global consolidation in the mining industry in recent times, which has seen the emergence of a small number of large diversified resources companies. These companies appear to have been able to extract a range of synergies from operating diverse resource assets under one corporate umbrella including:

■	transfer of technical skills and knowledge in relation to mining and processing techniques;

■	sharing of market intelligence and awareness of customer requirements;

■	procurement, freight and other logistics related benefits;

■	expertise in sourcing and developing new projects in a diverse range of political, social and economic environments;

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■	reduced exposure to individual commodities, currencies or countries resulting in lower company risk; and

■	financial stability and access to cash flow from established projects to allow the pursuit of new developments.

Two of the three largest diversified resource companies (Rio Tinto and BHP Billiton) have significant alumina operations. Arguably, they have been able to derive synergies from operating both alumina/aluminium assets and other resource assets. However, unlike Rio Tinto and BHP Billiton, WMC’s scope to extract operational synergies from its investment in AWAC is limited by the fact that Alcoa provides general operational management to AWAC. Nevertheless, the 40% interest in AWAC has historically provided considerable benefits to WMC:

■	the strong dividend cash flows from AWAC have assisted in WMC’s financing of the expansion of Olympic Dam and the development of the QFO;

■	the AWAC dividends have provided a measure of diversification to the nickel, copper, uranium and, more recently, phosphate commodity cycles; and

■	the inclusion of AWAC, an established operation, in WMC’s portfolio of assets provided a balance for WMC’s other operations which were at various developmental stages.

However, WMC’s non-alumina assets have now developed to such an extent that these benefits have diminished:

■
collectively the non-alumina assets are expected to produce strong cash flows in the future. With the substantial completion of both the major expansion of Olympic Dam and the development of the QFO, funding requirements in the short to medium term are not expected to be significant;

■
notwithstanding some of the operational difficulties at Olympic Dam and the QFO, Olympic Dam continues to be cash flow positive and the QFO is close to being cash flow positive at a time when commodity prices are relatively low; and

■
the benefits of diversification are likely to be greatest where businesses operate in high risk environments or are relatively high on the cost curve, such that commodity price cycles can dramatically affect profitability. WMC’s non-alumina assets are located in Australia and each is among the lowest cost producers in its respective industry.

In short, the synergy benefits of combining WMC’s 40% interest in AWAC with its other non-alumina assets are, at best, limited. There is relatively little incremental value from the corporate grouping of WMC’s interest in AWAC with its other businesses. Accordingly, any loss of synergy benefits is unlikely to be significant.

Loss of diversification

The Demerger will result in the creation of a “pure” alumina/aluminium company and a resources company principally focussed on copper and nickel. The risk profile of each of the companies on an individual basis will be different from the risk profile of WMC in its current form. Investors in each company will lose the diversification benefits offered by investing in the current WMC.

The financial performance of Alumina Ltd will be dependent on AWAC’s financial performance. In particular, the level of Alumina Ltd’s cashflow (and therefore its ability to pay dividends) will be solely dependent on the dividends received from AWAC. While AWAC has tended to pay out 100% of its free cash flow and the majority of its after tax earnings as dividends (and is generally required to maintain a dividend payout ratio of 30%), this may not always be the case. However, it should be noted that dividends are also Alcoa’s only source of cash flow from AWAC.

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While WMC Resources will retain a measure of diversification in its asset portfolio, its earnings are likely to be more volatile than those of WMC. Prices for copper and, in particular, nickel can vary significantly. WMC Resources’ earnings will also be sensitive to any operational issues at Olympic Dam, the Nickel Business Unit and the QFO as well as changes in exchange rates.

However, it should be understood that there will be no overall increase in the investment volatility facing shareholders in WMC. Investors will retain their existing economic and risk exposures following the Demerger, except that their investment will be held through two companies rather than one. Whilst shareholders in each company will be holding, on a standalone basis, a less diversified investment than that held by investors in WMC, there will be no overall loss of diversification benefits. Arguably, investors’ ability to choose their relative holdings in Alumina Ltd and WMC Resources in the light of their broader investment portfolios, risk preferences and other factors means that there will be a net diversification benefit rather than disadvantage.

6.4	Impact on Capital Structure

Overview

Alumina Ltd will hold $600 million of WMC’s debt. WMC Resources will assume the balance of WMC’s debt and all of its hedging obligations. Alumina Ltd will be modestly geared, creating a sub-optimal capital structure in so far as it will not be able to fully utilise the tax deductibility of interest payments (and corporate costs). While WMC Resources’ gearing will be only moderately higher than that of WMC, it will not have the benefit of the strong and relatively stable cashflows from AWAC. It will be more vulnerable than WMC to any significant decline in operating cashflows or rise in interest rates. Accordingly, WMC Resources’ financial flexibility may be reduced and its cost of debt potentially increased.

These capital structure consequences of the Demerger, while not ideal, do not constitute significant disadvantages. Alumina Ltd intends to investigate ways to refinance its debt in a more cost efficient manner following the Demerger. In any event, any unutilised tax benefits are unlikely to be material in the context of the earnings and market value of Alumina Ltd. WMC Resources’ gearing is generally more conservative than that of other major resources companies. Moreover, strong cash flows from operations are expected to allow WMC Resources to reduce its gearing over the short to medium term.

Alumina Ltd’s capital structure will initially be sub-optimal

Alumina Ltd will hold $600 million of WMC’s debt. It will be conservatively geared when compared to other listed aluminium/alumina producers:

Comparison of Pro Forma Gearing Levels1

		Gearing
	Net Debt	Market Value[1]	Book Value[2]
	(A$ millions)
Alumina Ltd	600[4]	11%[3]	33%

Alcoa	12,330	27%	36%
Alcan	6,080	27%	28%
Pechiney	2,250	34%	28%
Century Aluminium	550	67%	57%
Weighted average[5]		27%	33%

Source: Scheme Booklet, Company Reports.
Notes:	(1) Net debt / (net debt + market capitalisation).
(2)	Net debt / (net debt + shareholders equity)
(3)	Assumes that the market capitalisation of Alumina Ltd is 55% of the market capitalisation of WMC at 16 October 2002
(4)
Excludes $72 million of cash that will be used to acquire Alumina Ltd’s share of 5% of MRN and 6% of Halco currently held by Alcoa. Alumina Ltd’s book and market values have been adjusted to include this amount.

(5)	Weighted by market capitalisation as at 16 October 2002

REPORTS AND OPINIONS

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While conservatively geared, the utilisation of leverage in Alumina Ltd is sub-optimal. Unlike other listed alumina/aluminium companies, Alumina’s primary source of income will be after tax or tax exempt dividends from its interest in AWAC. Alumina Ltd will have limited other sources of revenue against which to offset its interest expense (and corporate costs). Accordingly, Alumina Ltd is unlikely to be able to utilise (at least fully) the tax benefits created by leverage.

WMC has indicated that Alumina Ltd intends to investigate ways to refinance its debt in a more cost efficient manner. Moreover, any unutilised tax benefits are unlikely to be material in the context of the earnings and market value of Alumina Ltd. Based on Alumina Ltd’s forecasts for the year ending 31 December 2003, the impact on after tax earnings from tax benefits foregone amount to less than 2% of profits after tax (although the impact would be greater in a higher interest rate environment).

The efficiency of Alumina Ltd’s capital structure is also dependent on AWAC’s gearing levels. To the degree that leverage is employed in AWAC entities, Alumina Ltd may enjoy the flow through benefits of the tax shield created by that leverage. Historically, AWAC has not employed significant levels of debt, and is currently geared at 1% (on a book value basis as at 30 June 2002). Alumina Ltd will have influence, but not control, over the gearing levels in AWAC. While the AWAC agreements provide that gearing may not exceed 30% (net debt to net debt plus shareholders’ equity) without the agreement of Alcoa and WMC, Alcoa is able to set gearing below these levels. However, Alcoa has no incentive to adopt a sub-optimal gearing structure for AWAC.

The practical impact of any capital structure inefficiencies is unlikely to be material. Even so, any investment negative in terms of higher costs of capital will almost certainly be outweighed by perceptions of the possibility of corporate activity involving Alumina Ltd.

WMC Resources’ financial flexibility may be reduced

WMC Resources will assume approximately 75% of WMC’s debt and all of its hedging obligations. As a result, WMC Resources’ gearing will be higher than WMC’s current gearing on both a book value (after taking into account the expected restatement of assets and liabilities at fair value arising from the Demerger) and market basis.

WMC Resources’ gearing and interest cover will be broadly consistent with comparable companies. The gearing will be more aggressive than that of the major diversified resource companies but generally more conservative than the gearing of commodity focussed base metal producers:

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Comparison of Pro forma Financial Parameters
	Net Debt	Gearing %		Interest Cover[4]		Adjusted Interest Cover[5]
Company	(A$ millions)	(Market Value)[2]	(Book Value) [3]	Forecast 2002	Forecast 2003	Forecast 2002	Forecast 2003
WMC Resources	1,640.7	30%[6]	32%	9.0x	16.4x	1.3x	4.1x

Diversified Resources
BHP Billiton	12,462.6	18%	36%	13.7x	19.7x	6.3x	1.2x
Rio Tinto	11,021.2	20%	43%	14.1x	20.0x	7.5x	12.8x
Anglo American	7,345.6	33%	23%	12.3x	14.6x	7.2x	11.0x
MIM Holdings	1,696.0	43%	34%	7.3x	13.4x	5.0x	9.7x
Weighted average[7]	11,100.1	21%	37%	13.5x	19.1x	6.8x	11.8x

Base Metals
Phelps Dodge	3,260.0	41%	36%	2.4x	4.7x	1.5x	3.3x
Inco	2,165.5	26%	28%	8.1x	9.3x	2.0x	2.5x
Falconbridge	1,500.7	32%	36%	5.9x	7.6x	na	na
Grupo Mexico	4,634.6	27%	63%	2.7x	3.2x	na	na
Noranda	7,860.8	65%	54%	na	na	na	na
Freeport McMoran	4,086.7	56%	76%	4.8x	5.3x	3.8x	4.5x
Weighted average[7]	3,765.9	42%	44%	5.3x	6.7x	2.3x	3.2x

Source: Company reports, Broker Reports.
Notes: (1) Gearing	as at 30 June 2002. Interest cover based on December year ends except for BHP Billiton and MIM.
(2)	Net debt / (net debt + market capitalisation)
(3)	Net debt / (net debt + shareholders equity)
(4)	EBITDA / net interest. WMC Resources is based on proforma forecasts and includes cash hedging costs
(5)	(EBITDA – capital expenditure) / net interest. WMC Resources includes cash heading costs
(6)	Assumes that the market capitalisation of WMC Resources is 45% of the market capitalisation of WMC at 16 October 2002
(7)	Weighted by market capitalisation as at 16 October 2002

WMC Resources may, at least initially, enjoy less financial flexibility than WMC. WMC Resources will be more vulnerable than WMC to any significant decline in cash flow generation (whether through falls in commodity prices, exchange rate movements or specific operational issues) or increases in interest rates. WMC Resources’ relatively modest interest cover ratios after capital expenditure (which principally stem from the rebuild of the Olympic Dam solvent extraction circuit and the relining of the furnace) illustrate this vulnerability. By comparison with WMC, WMC Resources may have less ability to raise further debt funding in the short term.

In addition, the gearing estimates (as opposed to interest cover) set out above do not incorporate the effect of the hedge portfolio to be assumed by WMC Resources. If the mark to market value of the hedge portfolio was taken into account in estimating gearing, then WMC Resources’ gearing would be around 39% (based on market values). However, it should be recognised that:

■	each of WMC Resources’ major assets is a low cost producer, giving WMC Resources the ability to withstand low commodity prices better than many of its competitors;

■
on the basis of commodity prices and exchange rates consistent with those used by WMC in the financial forecasts set out in Section 7.12.2 of the Scheme Booklet, WMC Resources is expected to produce strong free cash flows in the short to medium term, allowing a significant reduction in debt levels;

■	the rebuild of the solvent extraction circuit and relining of the furnace are expected to be completed in 2003. Even after those outlays, Olympic Dam is expected to be cashflow neutral;

■
the current strategic plan for Olympic Dam does not envisage any major expansion beyond the current optimisation project. Accordingly, only relatively modest sustaining capital expenditure is expected to be required in the medium term at Olympic Dam;

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■	notwithstanding the current strategic plan, WMC is exploring the potential to significantly expand Olympic Dam. However, it is likely that such an expansion would only occur in the medium term;

■	the QFO is expected to be cash flow positive by the end of 2003. The project’s capital requirements are expected to be relatively modest now that the plant is complete;

■
while the Nickel Business Unit expects to expand the Mount Keith operation in the short to medium term, cash flows from operations are expected to fully cover the capital requirements. Major developments such as Yakabindie are still years away; and

■
in any event, it would always be open to WMC Resources to raise additional capital through the equity markets (although the timing of such a capital raising may not be optimal) or joint venture arrangements.

Accordingly, the impact of any reduction in financial flexibility should not be material.

WMC Resources’ financing costs may increase in the short term

WMC currently has a Standard and Poor’s long term credit rating of A and a short term credit rating of A-1. However, WMC Resources will have higher gearing than WMC and will not be able to rely on the relatively consistent dividends from AWAC. Accordingly, WMC expects that WMC Resources’ rating will fall to BBB following the Demerger. While WMC Resources’ debt will retain an investment grade credit rating, WMC Resources is unlikely to be able to procure debt financing on terms as favourable as those currently available to WMC. However, the difference in funding costs will be modest based on current conditions in debt markets.

6.5	Equity Market Issues

Overview

The Demerger should enhance the investment appeal of the demerged companies. The Demerger will give investors the flexibility to make their own choices regarding their relative exposures to the asset portfolios of Alumina Ltd and WMC Resources, rather than accepting the exposure mix imposed on them by the current WMC structure. Alumina Ltd will be one of very few pure upstream aluminium/alumina companies. Its separation from WMC’s non-alumina assets should promote a more transparent valuation of its assets, by facilitating a comparison with the market valuation of Alcoa, Alcan and other aluminium companies. On the other hand, the demerged companies will be smaller than WMC. This reduction in size and any consequent reduction in liquidity could reduce the investment appeal of Alumina Ltd and WMC Resources for some investors. More importantly however, market expectations of corporate activity involving Alumina Ltd and WMC Resources should significantly boost the equity market appeal of the demerged companies, at least in the short to medium term.

Investor flexibility

Immediately following the Demerger, WMC shareholders will retain their existing economic exposure to all WMC’s assets by holding both Alumina Ltd and WMC Resources shares. Initially at least, shareholders’ interests will simply be split into two. The Demerger will provide shareholders with flexibility in managing their investment exposure. At present, WMC shareholders must choose an exposure to both the alumina and the other resources assets or exposure to neither.

The risk/return profile of the alumina business is different to the risk/return profile of the resources assets that will be owned by WMC Resources. AWAC, in which Alumina Ltd will have a 40% interest, is a global business facing industry dynamics, competitive conditions, and operating environments that are different to those facing the non-alumina assets. The cashflow attributes of Alumina Ltd and WMC Resources are different and may be valued differently by investors.

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Following the Demerger, shareholders will have the choice of investing in a pure alumina play and a diversified minerals business in whatever proportions they wish. Shareholders will be able to shift their relative exposures to alumina and the various commodities that WMC Resources will produce as they see fit. This should be attractive to investors who wish to base their investment decisions, at least in part, on specific industry and commodity exposures.

Sharemarkets generally do not reward corporate diversification unless there are substantial synergies available to a corporate holder of a diversified portfolio of businesses. In circumstances such as this, where there are limited synergies between WMC’s alumina and non-alumina assets, it is arguably more efficient for investors to choose the extent and mix of their investment exposure than for companies to impose a choice on them.

Investor interest in an alumina/aluminium “pure play”

The Demerger will provide investors with an opportunity to gain exposure to a pure alumina/aluminium business. Alumina Ltd will be the only listed company worldwide of any significant size through which a pure exposure to the upstream alumina/aluminium industries will be available. The existing listed alumina and aluminium producers of size are either integrated aluminium companies with significant downstream activities or large diversified resources businesses:

Listed Alumina/Aluminium Companies

Company	Market Capitalisation[1]	Nature of Operations
	(US$ million)

Alcoa	18,278	Integrated aluminium business including downstream aluminium products

Alcan	9,150	Integrated aluminium business including downstream aluminium products

Pechiney	2,409	Integrated aluminium business including downstream aluminium products

Rio Tinto	23,614	Diversified resources business

BHP Billiton	31,821	Diversified resources business

Norsk Hydro	10,531	Diversified resources business

Century Aluminium	148	Aluminium operations only

Notes: (1) As at 16 October 2002

Alumina Ltd is likely to be attractive to both domestic and offshore investors:

■
Alumina Ltd will provide a pure exposure to the risks and returns associated with alumina and aluminium. This pure exposure is not available from a diversified resource company or integrated aluminium producer;

■
investors will be able to gain exposure to the world class alumina and aluminium assets of AWAC through an investment in Alumina Ltd. These assets sit at the lower end of the industry cost curve, are highly profitable and achieve attractive returns on capital;

■	AWAC has a particular focus on alumina refining, rather than aluminium smelting. Alumina refining tends to generate the highest returns on capital; and

■	investors will be able to gain exposure to one of Alcoa’s best performing businesses without exposure to Alcoa’s downstream operations.

It is reasonable to expect that Alumina Ltd, as a focussed alumina and aluminium investment, is likely to attract investors who would not choose to invest in WMC in its current form.

REPORTS AND OPINIONS

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Transparent valuation of WMC’s assets

The Demerger will result in transparent valuations for each of Alumina Ltd and WMC Resources. Investors will be forced to look at the attributes and underlying financial performance of each company separately and in the context of their respective peer groups.

WMC has traditionally been compared by equity market participants with other diversified resource companies (and particularly BHP Billiton and Rio Tinto). WMC Resources is likely to continue to be compared by equity market participants with both diversified resources companies as well as other base metal companies. Alumina Ltd’s assets are likely to be compared by equity market participants with alumina/aluminium companies without diversified resource assets. The Demerger will also facilitate direct comparisons between Alumina Ltd and Alcoa.

To the extent that diversified minerals companies are rated by equity markets differently to alumina and base metals companies, the Demerger will promote more transparent valuations of WMC’s underlying assets.

It is also arguable that, historically, investors have not fully understood the AWAC assets. It is possible that more detailed information regarding AWAC’s operation will be disclosed by Alumina Ltd than has been disclosed by WMC in the past. At a minimum, analysts and others will be forced to focus on the AWAC asset base. All of these factors should have a positive impact on investor interest in Alumina Ltd. On the other hand, it must be recognised that the discussions between WMC and Alcoa in October 2001 have led to detailed disclosures regarding AWAC. Market debate as to the value of WMC and assessment of the Demerger have already increased analysts’ focus on AWAC. The benefits of further disclosure may be limited.

Impact on Liquidity

The Demerger will see WMC split into two significantly smaller companies. The reduction in size may potentially reduce liquidity and therefore reduce the attractiveness of Alumina Ltd and WMC Resources for some investors. In recent years, it appears that companies with larger market capitalisations have attracted greater investor interest reflecting, at least in part, the deep and liquid market for their shares and their relative importance to the performance of the market in general.

While Alumina Ltd and WMC Resources will have smaller market capitalisations than WMC, it should be recognised that:

■	both will remain among Australia’s largest listed resources companies;

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both Alumina Ltd and WMC Resources are expected to be included in the leading domestic and international indices (including the ASX/S&P 200 and the Morgan Stanley Capital International All Countries Index);

■	index based investors are likely to continue to need to hold both Alumina Ltd and WMC Resources shares; and

■	both Alumina Ltd and WMC Resources would largely retain WMC’s relatively open and diverse share register, which should promote deep and liquid markets for their shares.

The impact of the Demerger on the liquidity of shares in the demerged companies, and the consequent impact on investor interest, is difficult to predict with any confidence. In Grant Samuel’s view it is likely that potentially lower liquidity would have a negative impact on investor interest in Alumina Ltd and WMC Resources. However, any negative effect should not be significant.

Expectations of Corporate Activity

The Demerger proposal was announced in the context of an approach by Alcoa to acquire all the shares in WMC. WMC has disclosed that it has had discussions with other parties in relation to

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potential corporate transactions. There has been considerable speculation by analysts and market commentators that Alumina Ltd and WMC Resources will be attractive acquisition targets. The Demerger will remove structural impediments to corporate transactions involving the demerged companies. At least in the short to medium term, it is likely that speculation regarding potential corporate activity involving Alumina Ltd and WMC Resources will significantly boost the equity market appeal of the demerged companies. In the longer term, if no corporate activity eventuates, this support may dissipate.

6.6	Impact on Corporate Control

Overview

In the context of a continuing rationalisation of the international resources sector, WMC’s assets should be highly attractive to a number of potential acquirers. WMC’s current structure acts as a disincentive to potential acquirers of WMC and its assets. The Demerger should remove these structural impediments and maximise competitive tension between potential acquirers of WMC. Recent takeover activity in the Australian resources sector demonstrates that competitive transaction processes can deliver significantly enhanced value to shareholders.

Alcoa’s approach to WMC in October 2001 shows that there is a real prospect of corporate activity involving WMC. In these circumstances it is imperative that competition for control of WMC and its assets is maximised. In Grant Samuel’s view the Demerger’s promotion of a competitive market for control of WMC is a compelling benefit. It will materially enhance the prospects of achieving full underlying value for WMC’s assets in the context of a takeover. Grant Samuel believes that, of itself, this is sufficient justification for WMC shareholders to vote in favour of the Demerger.

WMC’s assets are highly attractive

There has been considerable consolidation of the resources sector in recent years. This has seen the emergence of a small number of large resources companies. The consolidation process has seen keen competition for high quality resources assets. In this context, WMC’s assets are highly attractive:

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the AWAC interest provides exposure to a high quality portfolio of alumina and aluminium assets. These should be highly desirable for Alcoa. Alcoa’s AWAC interest is the most attractive part of its business, earning the highest margins and returns on capital. For competition regulation reasons, it is likely that Alcoa would be prohibited from making any other substantial acquisitions in the alumina/aluminium sector. However, because Alcoa is deemed (for competition regulation purposes) to already control AWAC, there would be no prohibition of an acquisition of WMC’s interest in AWAC. Moreover, Alcoa is obliged to conduct all its upstream alumina business through AWAC. This means that it is effectively required to share with WMC any growth opportunities for the business, any technology that it develops and any other value adding possibilities in the alumina sector. Acquisition of WMC’s interest in AWAC would ensure that Alcoa captured 100% of the benefit of any future development of the business;

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the AWAC interest could also be attractive to major resources companies that are seeking to enter the alumina/aluminium industry (companies with existing interests in the alumina/aluminium industry may be discouraged by competition regulation issues and the provisions of the AWAC agreements);

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Olympic Dam is one of the most attractive copper assets in the world. It has low production costs and a vast resource base. Olympic Dam has the potential to support significantly increased production levels for a very long mine life. Its location is a further attraction, given the low levels of political and economic risk in Australia. Olympic Dam is likely to be attractive to all the major diversified resources companies;

■	WMC’s Nickel Business Unit is the world’s third-largest nickel producer and has production costs in the lowest cost quartile. Its integrated mining, smelting and refining operations give it a

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major competitive advantage in the Australian nickel industry. Current resources are sufficient to support an operating life in excess of 20 years, and the Nickel Business Unit’s treatment capability means that it is likely to secure access to additional resources to extend its operating life. The Nickel Business Unit should be attractive both to diversified resources companies and to focussed nickel producers; and

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the QFO is an integrated phosphate rock mine and phosphate/nitrogen fertilizer facility. Its resources are sufficient to support production for around 35 years. Production costs are expected to be in the lowest cost quartile once the operation is producing at full design capacity on a regular basis, and the operation will have a particular competitive advantage in relation to ammonium phosphate fertilizer delivered into Australia. Notwithstanding the depressed state of the world fertilizer market, the QFO should be attractive to both domestic and international fertilizer companies.

WMC’s experience over the last few years confirms the attractions of its asset portfolio. WMC has received approaches from a number of parties in relation to potential mergers or acquisitions, particularly over the last two years. In October 2001, Alcoa put forward a proposal to acquire WMC at $10.20 per share, conditional on gaining the support of the WMC board. WMC declined to support the proposal on the basis that the proposed offer price could not be reconciled with independent valuations of WMC and its assets. In late 2001, WMC also conducted discussions with various parties interested in potential transactions with WMC. Some of these parties conducted due diligence on WMC’s assets.

WMC’s current structure is a disincentive to potential buyers. The Demerger will maximise competition for WMC’s assets.

While there are a significant number of buyers for WMC’s individual assets, the current structure of WMC severely limits the number of potential acquirers for WMC as whole:

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WMC’s size is such that only a limited number of resources companies could fund an acquisition of 100% of the company. In particular, the focussed base metal producers are significantly smaller than WMC and would have difficulty funding an acquisition; and

■
of those who could fund an acquisition, the exclusivity provisions of the AWAC agreements create significant risks for those potential acquirors with major interests in alumina (namely BHP Billiton and Rio Tinto). There is an argument that the exclusivity provisions of the AWAC agreements would require such an acquiror with alumina assets to contribute those assets to AWAC. Given the competition restrictions already faced by AWAC, it is possible that such an acquirer would be forced to divest its alumina assets. These risks are likely to be sufficient to discourage these parties from bidding for WMC.

Alcoa is the most logical buyer of WMC’s AWAC interest, although the AWAC interest may also be attractive to parties seeking to enter the alumina industry. AWAC is a clearly attractive acquisition target for Alcoa, given the competition restrictions that it faces. However, Alcoa is unlikely to have any significant interest in the non-alumina assets. Its strategy is focussed on the development of an integrated aluminium business. Alcoa is unlikely to be willing to pay full underlying value for all of WMC’s assets, and then carry the risks associated with on-selling the non-AWAC assets. In any event, in the absence of competition there is no reason for Alcoa to pay full underlying value.

Accordingly there is a real risk that, if WMC’s current structure is perpetuated, control of WMC could pass at less than full underlying value.

The Demerger will remove any structural impediments, actual or perceived, to the achievement of full underlying value on a change in control of WMC’s assets. The likely potential acquirers of the non-alumina assets will be able to bid for WMC Resources without any concerns about the position of Alcoa or the consequences for their existing alumina businesses (if any). Conversely, Alcoa will be in a position to bid for Alumina Ltd without having to consider the potential disposal of non-alumina assets. Whilst Alcoa will remain the natural acquirer of Alumina Ltd, it is not

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inconceivable that a party considering entering the alumina industry could be interested in acquiring Alumina Ltd. In addition, the greater transparency promoted by the Demerger, and its facilitation of value comparisons between Alumina Ltd and Alcoa, should assist Alumina Ltd shareholders in responding to a bid from Alcoa so as to achieve full value.

Competitive transaction processes can deliver substantial additional value

The Demerger should promote greater competition for WMC’s assets and maximise the price for the companies in the event of takeover. Recent transactions characterised by competitive bidding processes have shown that competition can deliver significantly enhanced value for shareholders:

Comparison of Recent Takeover Premia in the Resources Sector

Bidder	Target	Date	Value	Takeover Premium
			($Am)	1 day	1 month[1]	3 months[1]
Competitive bids
Newmont	Normandy	Sep 2001	5,361	112%	111%	101%
Rio Tinto	Ashton	Jul 2000	711	63%	95%	128%
Rio Tinto	North	June 2000	3,502	62%	64%	65%
AngloGold	Acacia	Sep 1999	778	58%	64%	82%
Weighted average				88%	90%	89%

Non-competitive bids
Harmony	Hill 50 Gold	Dec 2001	193	13%	19%	36%
Sons of Gwalia	Pac Min	Aug 2001	165	34%	41%	40%
BHP	QCT Resources	Aug 2000	896	33%	27%	40%
Rio Tinto	Comalco	Feb 2000	5,326	17%	21%	16%
Normandy	Great Central Mines	Jan 1999	463	12%	27%	23%
Billiton	QNI	Sept 1998	914	54%	73%	57%
Western Metals	Aberfoyle	April 1998	284	20%	29%	35%
Weighted average				23%	29%	25%

Notes:     (1)  Based on volume weighted price over period
                                 (2)  Weighted averages calculated by market value of takeover

In Grant Samuel’s opinion the Demerger’s potential to promote competition in the market for control of WMC is a compelling benefit. It offers shareholders a real prospect that, through corporate activity in the short to medium term, they will realise significantly greater value than may otherwise have been available. In the interim, market expectation of corporate activity is likely to provide material support for the share prices of Alumina Ltd and WMC Resources.

6.7	Taxation Issues

Overview

The Demerger will not result in any capital gains tax or other tax related liability for WMC or the demerged companies. WMC’s tax losses are expected to be preserved (mostly within WMC Resources). While changes in tax laws may impact upon WMC Resources ability to recover those losses as quickly as WMC might have been able to, the impact is not expected to be material in the context of WMC’s earnings and market capitalisation.

Similarly, it is expected that the Demerger will have no adverse tax consequences for the vast majority of WMC shareholders. However, the Demerger may result in some shareholders being taxed on the value of the WMC Resources shares distributed. The tax consequences of the Demerger for individual shareholders will vary depending upon their personal circumstances. Shareholders should consult their own tax adviser if in any doubt as to the tax consequences of the Demerger.

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Corporate Taxation

The Demerger will involve the sale of the non-alumina assets (other than the nickel assets, which are already owned by WMC Resources) by WMC to WMC Resources (which will in turn be acquired by WMC shareholders). The capital gains tax consequences of the Demerger for WMC are prescribed by recently passed legislation, A New Business Tax System (Consolidation, Value Shifting, Demergers and other Measures) Act 2002 (Cth) (“Demerger Act”) which came into effect from 1 July 2002. Pursuant to this Act, WMC expects the separation of its AWAC interest from its non-alumina assets will have no capital gains tax implications for the company. WMC expects to receive tax rulings from the Australian Taxation Office (“ATO”) confirming this position.

The Demerger may impact upon the speed with which WMC Resources is able to utilise the tax losses it will retain following the Demerger. WMC Resources is expected to retain all of WMC’s existing revenue tax losses and approximately half of its capital losses (Alumina Ltd will retain the balance). The Demerger coupled with the new tax consolidation legislation (which is yet to be fully released) may impact the extent to which WMC Resources can access those revenue losses in any one year. The financial impact is uncertain but is not expected by WMC to be material in the context of WMC Resources’ earnings and market capitalisation. Neither WMC Resources nor Alumina Ltd is expected to generate any capital gains for tax purposes in the foreseeable future and accordingly, any impact on the utilisation of capital losses is not expected to be material.

Impact on Dividends

The Demerger, of itself, will not have any impact on the ability of Alumina Ltd or WMC Resources to pay franked dividends. However, there will be considerable differences in the capacities of Alumina Ltd and WMC Resources to pay franked dividends.

WMC Resources should retain the significant tax losses associated with the development of a number of its projects. As a result, WMC Resources does not expect to pay more than minimal Australian tax in the short term. Accordingly, dividends paid by WMC Resources are expected to be largely unfranked until the tax losses are fully utilised.

Alumina Ltd will receive dividends (either directly or indirectly, and to the extent profits are available) from each of the legal entities comprising AWAC. Historically, approximately 85% of AWAC dividends have been paid as fully franked dividends from Australian tax paying entities, with the balance being tax exempt dividends from non-Australian based entities.

Alumina Ltd will be able to pay franked dividends to the extent AWAC pays franked dividends, Australian tax is paid on other income or tax credits are received in respect of foreign tax paid. Alumina Ltd intends, to the extent practicable, to fully distribute all fully franked dividends received from AWAC (which has historically been 85% of the dividends received from AWAC). Based on this payout policy, Alumina Ltd is likely to be able to pay fully franked dividends in the short to medium term.

Tax consequences for Australian resident shareholders

The Demerger is not expected to give rise to any adverse tax consequences for Australian resident shareholders. Australian shareholders account for approximately 55-60% of WMC’s issued capital and more than 90% by number of shareholders.

The capital gains tax consequences of the Demerger are prescribed by the recently passed Demerger Act. In addition, WMC expects to obtain a Class Ruling from the ATO that provides certainty as to the taxation treatment of WMC shareholders arising from the Demerger.

For a shareholder who elects to obtain relief pursuant to the Demerger Act, the tax consequences of the Demerger are expected to be as follows:

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the cash amount to be notionally distributed to WMC shareholders pursuant to the Demerger will include a capital reduction component of $2.78 per share. Any capital gain that may otherwise have arisen in relation to this capital reduction will be disregarded;

■	the cash amount to be notionally distributed to WMC shareholders pursuant to the Demerger will include a dividend component of $0.73 per share. This dividend will be disregarded for tax purposes;

■
the sum of the cost bases of the Alumina Ltd and WMC Resources shares held by the shareholder immediately after the Demerger will be equal to the cost base of the WMC shares held by the shareholder before the Demerger. The cost base of the WMC shares will be allocated between the cost base of the Alumina Ltd and WMC Resources shares on the basis of market values; and

■
the CGT status of the shareholder’s Alumina Ltd and WMC Resources shares will be the same as the status of the shareholder’s WMC shares. If the WMC shares were pre-CGT shares (that is, they had been acquired before 20 September 1985 and were therefore not subject to capital gains tax), the Alumina Ltd and WMC Resources shares will be treated as pre-CGT shares.

For a shareholder who does not elect to obtain demerger relief pursuant to the Demerger Act, the CGT consequences of the Demerger are expected to be as follows:

■
the shareholder will realise a capital gain to the extent that the capital reduction component notionally distributed ($2.78 per share) is greater than the cost base of the WMC shares held by the shareholder;

■	the shareholder will not be taxed on the notional dividend ($0.73 per share) pursuant to the Demerger Act;

■
the sum of the cost bases of the Alumina Ltd and WMC Resources shares held by the shareholder immediately after the Demerger will be equal to the cost base of the WMC shares held by the shareholder before the Demerger. The cost base of the WMC shares will be allocated between the cost base of the Alumina Ltd and WMC Resources shares on the basis of market values; and

■
all the WMC Resources shares transferred to the shareholder will be deemed to be post-CGT shares (ie. acquired on or after 20 September 1985), regardless of the CGT status of the shareholder’s WMC shares.

Shareholders holding shares on revenue account are unlikely to face any material adverse tax consequences.

Tax impact on shareholders not resident in Australia

The tax consequences of the Demerger for shareholders resident outside Australia will vary according to their domicile. These shareholders account for approximately 40-45% of WMC’s issued capital. Of these, shareholders holding approximately 18% of WMC’s issued capital are domiciled in the United States and shareholders holding approximately 12% are domiciled in the United Kingdom. WMC believes that less than 1% of overseas shareholders are likely to be ineligible overseas shareholders and will be cashed out.

The major tax implications of the Demerger for shareholders resident in the United States and the United Kingdom, the two largest groups of overseas shareholders are summarised below:

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United States resident shareholders are unlikely to face any tax consequences. WMC has received advice that it is more likely than not that the Demerger will qualify as a tax free spin off for United States federal tax purposes in respect of certain United States resident beneficial shareholders;

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United Kingdom resident shareholders who are tax exempt (for instance certain pension funds) are unlikely to face any tax consequences. However, the Demerger is likely to have both capital gains tax and income tax consequences for other United Kingdom resident shareholders. The notional cash distribution to be made under the Demerger will consist of a capital reduction and a dividend. The capital reduction component will represent a capital distribution for the purposes of UK capital gains tax. Shareholders will be deemed to have made a part disposal of their WMC shareholding, resulting in a capital gain or loss calculated as the difference between the amount of the capital distribution and an appropriate part of the shareholder’s cost base. The dividend component will be treated as a dividend for UK income tax purposes.

The taxation consequences for other overseas shareholders will depend on their domicile. While some of these shareholders may have a potential tax liability (particularly in respect of their WMC Resources shares), WMC believes that many have tax exempt status and accordingly will not be impacted by the Demerger. While WMC has not conducted a formal analysis of the tax status of the shareholders, based on industry and national statistics, WMC estimates that outside of the United States, more than 10% of its issued capital is held by or for tax exempt pension funds.

Disclaimer

The analysis set out above outlines the major tax consequences of the Demerger and should be viewed as indicative only. It does not purport to represent any form of formal tax advice regarding the taxation consequences of the Demerger for shareholders. Further details on the taxation consequences of the Demerger for shareholders are set out elsewhere in WMC’s Scheme Booklet. In any event, the tax consequences for shareholders will depend upon their individual circumstances. If in any doubt, shareholders should consult their own professional financial or taxation adviser.

6.8	Other Issues

One off transaction costs

WMC has estimated that total transaction costs of the Demerger will be approximately $127 million. These transaction costs include costs such as stamp duty, professional fees, the costs of re-organising WMC’s debt facilities and the costs of negotiating, publicising and implementing the Demerger. Of these costs, approximately $18 million are expected to have already been incurred at the time shareholders vote on the Demerger. Accordingly, the additional transaction costs that will be incurred if the Demerger proceeds are expected to be approximately $109 million. These costs, while significant, are not material by comparison with the expected earnings, assets and market capitalisations of the demerged companies.

Impact on dividends

The level of future dividend payments has not been determined and will be a matter for the respective boards of Alumina Ltd and WMC Resources depending on dividend policies and financial and other circumstances at the time. WMC has indicated that the likely dividend policies will be:

■	for Alumina Ltd, 100% of franked dividends received from AWAC; and

■	for WMC Resources, a modest payout ratio will be adopted in the short to medium term reflecting in large part the expectation that no franking credits will be available in the short to medium term.

Ineligible shareholders

WMC shareholders with registered addresses outside Australia and its external territories, New Zealand, Singapore, Hong Kong, Germany, Switzerland, the United Kingdom and the United States will likely not be entitled to participate in the Demerger. Shares in WMC Resources to which WMC

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shareholders outside these jurisdictions would otherwise have been entitled as part of the Demerger will be sold on market following the listing of WMC Resources. Any applicable taxes and brokerage fees and other selling costs will be deducted from the proceeds, which will be remitted to the relevant shareholders.

Ineligible overseas shareholders will give up some of their economic interest in WMC and lose their exposure to the non-alumina assets. However:

■	their WMC Resources shares will be sold for market value;

■	they can acquire WMC Resources shares through the ASX following the listing if they wish to retain an exposure; and

■	shareholders representing less than 1% of WMC’s issued capital are expected to be impacted by these provisions.

6.9	Alternatives Considered

The board of WMC has assessed a range of possible transactions over the last two years. As the resources industry has rapidly consolidated the opportunities to acquire world class assets, such as those held by WMC, have become increasingly scarce. Most of the highly attractive assets are now held by the large diversified resources companies. Recognising these facts, the board of WMC has increasingly focussed on ensuring that WMC shareholders received full value for their interest in WMC. Accordingly, the board has considered a range of alternatives focussed on addressing the strategic issues posed by WMC’s current corporate structure. These alternatives have included:

■	the sale of WMC’s interest in AWAC;

■	the sale of WMC’s non-alumina assets either individually or as a group; and

■	a takeover of WMC or merger with another party.

Each of these proposals has significant drawbacks:

■	any sale of WMC’s interest in AWAC could result in a significant tax liability for WMC. A sale process would also be subject to the pre-emptive rights of Alcoa;

■	there were significant concerns as to whether it would be possible to distribute to shareholders in an efficient manner the cash proceeds from the sale of any individual assets (including AWAC); and

■
competition in the context of a takeover of WMC in its current form was believed to be limited. The universe of potential buyers was limited by both the size of WMC and the uncertainties created by the exclusivity terms of the AWAC agreements.

Notwithstanding the issues created by its current corporate structure, WMC also considered retaining WMC intact. The Demerger was seen as the most efficient way to separate WMC’s interest in AWAC from its other businesses and remove any impediment to shareholders receiving full underlying value for their shares.

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7	Impact on Creditors

As part of the Demerger, WMC is to be divided into two separately listed companies. WMC Resources will assume most of WMC’s liabilities including approximately 75% of the debt portfolio and all of WMC’s hedging commitments. Alumina Ltd will hold $600 million of WMC’s debt and outside of this will have only minimal liabilities, primarily associated with operating its head office. Accordingly, the majority of WMC’s creditors will become creditors of WMC Resources. In effect these creditors will lose the credit support of WMC’s 40% interest in AWAC.

In Grant Samuel’s opinion, the WMC creditors who will become exposed to WMC Resources are not materially prejudiced by the Demerger. The reasons are:

■	WMC Resources in its own right will be a very substantial company:

WMC Resources – Key Financial Ratios

($ million)	Pro forma after Demerger

Total Assets	7,354
Net Borrowings	1,641
Shareholders’ equity	5,165
EBITDA (excluding hedging)
2002	683
2003	884
Net profit after tax
2002	73
2003	261

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WMC Resources’ gearing will be moderately higher than the gearing of WMC before the Demerger, although key financial ratios remain strong. Furthermore, WMC Resources expects to generate strong operating cash flows which will reduce gearing levels and improve interest cover over a relatively short period of time:

WMC Resources – Impact on Key Financial Ratios

	WMC before Demerger[1]	WMC Resources
Balance sheet gearing as at 30 June 2002	25%[2]	32%
Year Ending 31 December 2002
EBITDA / borrowing costs (times)[3]	10.6x	9.0x
Cash flow from operations / borrowing costs (times)[4]	4.5x	1.3x
Year ending 31 December 2003
EBITDA/borrowing costs (times)[3]	17.1x	16.4x
Cash flow from operations / borrowing costs (times)[4]	8.4x	4.1x

Note (1)	WMC before Demerger interest coverage ratios based on the sum of the EBITDA, cash flow from operations and borrowing costs of WMC Resources and Alumina Ltd.
(2)	Adjusted to include fair value adjustments to Olympic Dam and the QFO
(3)	EBITDA includes hedging cash outflow and equity accounted profits
(4)	Cash flow from operations defined as EBITDA less capital expenditure and including hedging cash outflow

■	WMC Resources is not expected to engage in any major expansion program in the short term (although this may change with the review of the potential expansion of the Olympic Dam project); and

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•	WMC Resources is expected to continue to have an investment grade credit rating, albeit lower than WMC’s existing credit rating:

Expected Impact on Credit Ratings

	WMC		WMC Resources
	Short term	Long Term	Short Term	Long Term
Standard & Poor’s	A-1	A	A-2	BBB

While WMC Resources’ credit rating will be lower, an investment grade rating implies WMC will retain a relatively strong financial position;

•
most trade creditors are short term in nature (i.e. repayable within, say, 60 days at any point in time) and they will therefore have the opportunity to reassess for themselves whether or not they wish to grant continued credit to WMC Resources; and

•	the directors of WMC have stated that in their opinion the Demerger will not affect WMC Resources’ ability to pay creditors or meet debts as and when they fall due.

In Grant Samuel’s opinion the creditors exposed to Alumina Ltd are not materially prejudiced by the Demerger:

•	Alumina Ltd will be a very substantial company with low gearing. Alumina Ltd will have pro forma shareholders’ funds of $1.1 billion and gearing of 33% at 30 June 2002;

•
based on the forecast performance of AWAC and expected AWAC dividend payout ratios, Alumina Ltd expects to receive a dividend of approximately $376 million for the year ending 31 December 2003. This dividend is approximately 14 times the expected interest and corporate costs for the year;

•
while Alumina Ltd’s 40% interest in AWAC is expected to be self funding, AWAC is practically ungeared and has historically generated strong cashflows, so that only limited amounts of capital have been required to be injected by WMC. The AWAC agreements envisage that funding of AWAC’s ongoing capital needs will be sourced primarily from internal cash flows and borrowings;

•
Alumina Ltd will have new funding commitments totalling approximately $600 million, all of which will be drawn down prior to completion of the Demerger. These lenders have made their own judgements as to Alumina Ltd’s financial risk in the full knowledge of its position. These funding commitments by third party lenders suggest that the financial gearing of Alumina Ltd is reasonable; and

•
the new facilities do not have covenants or other restrictions which are likely to precipitate any funding or liquidity crisis in the short term and appear to provide sufficient flexibility to manage growth of, or fluctuations in, AWAC’s operations. However, any major expansion initiatives by AWAC which need to be shareholder funded may mean Alumina Ltd will require new funding facilities.

Disclaimer

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by WMC, Alumina Ltd or WMC Resources to their creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial positions of Alumina Ltd and WMC Resources.

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8    Qualifications, Declarations and Consents

8.1      Qualifications

Grant Samuel provides corporate advisory services in relation to mergers and acquisitions, capital raisings, corporate restructuring, property and financial matters generally. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert’s reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Grant Samuel and its affiliated companies have prepared more than 200 public expert’s reports since Grant Samuel’s formation in 1988.

The persons responsible for preparing this report on behalf of Grant Samuel are Stephen Cooper BCom(Hons) ACA CA(SA) ACMA and Stewart Hindmarsh BEc LLB MBus, both of whom has a significant number of years of experience in relevant corporate advisory matters. Each of the above is an authorised representative of Grant Samuel pursuant to its Dealer’s Representative Licence held under Corporations Act.

8.2      Declarations

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel’s opinion as to whether the Demerger is in the best interests of WMC shareholders and as to whether it materially prejudices the interests of creditors. Grant Samuel expressly disclaims any liability to any WMC shareholder who relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

Grant Samuel makes no warranty, express or implied, as to the potential recoverability of existing or contingent debts owed by WMC Resources or Alumina Ltd to their respective creditors as at the date of this report or at any subsequent time. Future creditors must rely on their own investigations of the financial position of individual companies in the group with whom they conduct business.

Grant Samuel has had no involvement in the preparation of the Scheme Booklet and has not verified or approved any of the contents of Scheme Booklet. Grant Samuel does not accept any responsibility for the contents of the Scheme Booklet (except for this report).

8.3      Independence

Grant Samuel and its related entities do not have at the date of this report, and have not had within the previous two years, any shareholding in or other relationship with WMC except that:

■	in 2001, it prepared an independent expert’s report for WMC; and

■	a number of executives of Grant Samuel or their related parties hold shares in WMC.

Grant Samuel does not believe that its previous work and these security holdings could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the Demerger.

Grant Samuel had no part in the formulation of the Demerger. Its only role has been the preparation of this report.

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G  R  A  N  T    S  A  M  U  E  L

■        ■        ■

Grant Samuel will receive a fixed fee of $300,000 for the preparation of this report. This fee is not contingent on the outcome of the Demerger. Grant Samuel will receive no other benefit for the preparation of this report.

Grant Samuel considers itself to be independent in terms of Practice Note 42 issued by ASIC.

8.4      Declarations

WMC has agreed that, to the extent permitted by law, WMC will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or in connection with the preparation of this report. This indemnity will not apply in respect of the proportion of any liability found by a court to be attributable to any conduct involving negligence or wilful misconduct by Grant Samuel. WMC has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found to have been negligent or engaged in wilful misconduct in which case Grant Samuel shall bear such costs.

Advance drafts of this report were provided to senior management and directors of WMC and WMC’s financial advisers. Certain changes were made to this report as a result of the circulation of the draft report. However, there was no alteration to the methodology, conclusions or recommendations made to WMC shareholders as a result of issuing the draft reports.

8.5      Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the Scheme Booklet to be sent to WMC shareholders and optionholders in relation to the Demerger. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

8.6      Other

The opinion is made at the date of this report and reflects circumstances and conditions as at that date. Shareholders who are in doubt as to the action they should take should consult their own independent professional adviser.

The accompanying letter dated 28 October 2002 forms part of this report.

GRANT SAMUEL & ASSOCIATES PTY LIMITED

/s/    Grant Samuel & Associates